UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-FR

(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________.

Commission File Number [                   ]

GENOIL INC.

(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

101 – 6 Avenue S.W., Suite 650
Calgary, Alberta, Canada T2P 3P4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Fully Paid and Non Assessable Common Shares without Par Value	TSX Venture Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable.

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003: 159,035,409 shares of Common Stock.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

     Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☒ Item 18

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     A. Directors and senior management.

     The following are the names and positions of the directors and senior management of Genoil Inc. Each director and officer may be reached by contacting our corporate headquarters at 101 – 6 Avenue S.W., Suite 640, Calgary, Alberta, Canada T2P 3P4.

Name	Position
Thomas F. Bugg	Director, President and Chief Operating Officer
Harley Mintz	Director
David Lifschultz	Director, Chairman and Chief Executive Officer
Lawrence Lifschultz	Director
John O’Donnell	Director
Hannu Salokangas	Process Control Senior Engineer

     B. Advisers.

     The law firm of Bennett Jones LLP, 4500 Bankers Hall East, 855 – 2nd Street SW, Calgary, Alberta T2P 4K7, acts as an adviser to us and has done so for the preceding five years.

     C. Auditors.

     Our independent auditors are KPMG LLP, Chartered Accounts, 1200, 205 – 5 Avenue S.W., Calgary, Alberta, Canada, T2P 4B9. KPMG LLP has been our independent auditors for the preceding three years.

     KPMG LLP is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of Alberta.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

     A. Selected financial data.

     Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These principles conform in all material respects with US GAAP except as disclosed in Note 14 to the Consolidated Financial Statements. The following summary financial data should be read together with the Consolidated Financial Statements and the respective notes thereto, and the other information contained in this document.

     The following selected consolidated financial data as of December 31, 2003, 2002, 2001, 2000 and 1999 and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 has been derived from our audited Consolidated Financial Statements, which are included elsewhere herein, and was prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP as is discussed in detail in Note 15 to the Consolidated Financial Statements.

     Our Consolidated Financial Statements are stated in Canadian Dollars (“CDN$” or “$”).

Selected Consolidated Financial Information

(All amounts in Canadian dollars)

	Three	Three
	month	month
	period	period
	ended	ended		Years ended December 31
	March 31,	March 31,
	2004	2003	2003	2002	2001	2000	1999
		(re-stated)	(re-stated)	(re-stated)
Revenue	—	5,560	9,637	30,100	1,124,343	—	443,985
Loss from continuing operations
Canadian GAAP	(1,850,260)	(998,791)	(5,711,256)	(3,055,577)	(2,125,228)	(770,469)	(159,847)
US GAAP	(1,854,034)	(1,126,330)	(6,206,352)	(3,092,779)	(2,508,363)	(794,200)
Income (loss) before income taxes
Canadian GAAP	(1,850,260)	(998,791)	(5,711,256)	(3,055,577)	(2,125,228)	(16,382,100)	(24,151,155)
US GAAP	(1,854,034)	(1,126,330)	(6,206,352)	(3,092,779)	(2,508,363)	(16,405,831)
Income (loss) for the period
Canadian GAAP	(1,850,260)	(998,791)	(5,711,256)	(3,055,577)	(2,125,228)	(16,421,492)	(24,207,505)
US GAAP	(1,854,034)	(1,126,330)	(6,206,352)	(3,092,779)	(2,508,363)	(16,445,223)
Loss per share from continuing operations:
Basic and diluted
Canadian GAAP	(0.01)	(0.01)	(0.04)	(0.03)	(0.02)	(0.01)	0.00
US GAAP	(0.01)	(0.01)	(0.04)	(0.03)	(0.03)	(0.01)
Income (loss) per share:
Basic
Canadian GAAP	(0.01)	(0.01)	(0.04)	(0.03)	(0.02)	(0.20)	(0.36)
US GAAP	(0.01)	(0.01)	(0.04)	(0.03)	(0.03)	(0.20)
Income (loss) per share:
Diluted
Canadian GAAP	(0.01)	(0.01)	(0.04)	(0.03)	(0.02)	(0.20)	(0.36)
US GAAP	(0.01)	(0.01)	(0.04)	(0.03)	(0.03)	(0.20)
Total assets
Canadian GAAP	9,009,294	9,445,749	8,613,384	10,239,807	7,457,618	5,246,759	19,661,568
US GAAP	9,009,294	9,445,749	8,613,384	10,239,807	7,457,618
Working Capital (Deficiency)
Canadian GAAP	(3,044,177)	(231,492)	(408,926)	351,350	(3,201,609)	(117,396)	(5,631,445)
US GAAP	(3,044,177)	(231,492)	(408,926)	351,350	(3,201,609)
Note payable *	—	2,698,883	2,768,741	2,647,133	2,440,425	—	—
Due to investors **	1,489,590	—	225,117	—	—	—	—
Net assets
Canadian GAAP	3,890,134	6,106,678	5,038,954	6,758,878	4,161,074	5,005,420	(4,336,417)
US GAAP	3,890,134	6,106,678	5,038,954	6,758,878	4,161,074
Capital stock
Canadian GAAP	13,129,916	11,004,134	13,167,509	10,791,613	5,246,806	18,916,908	14,247,948

	Three	Three
	month	month
	period	period
	ended	ended		Years ended December 31
	March 31,	March 31,
	2004	2003	2003	2002	2001	2000	1999
		(re-stated)	(re-stated)	(re-stated)
US GAAP	45,780,983	44,079,201	45,828,576	43,442,680	38,294,767
Retained earnings (deficit)
Canadian GAAP	(11,702,825)	(5,140,100)	(9,852,565)	(4,141,309)	(1,085,732)	(35,005,857)	(18,584,365)
US GAAP	(66,391,199)	(59,457,143)	(64,537,165)	(58,330,813)	(55,228,062)

     To date we have not attained commercial operations from our various patents and technology rights. At March 31, 2004 we had a working capital deficiency of $3,044,177 and a deficit of $11,702,825. The principal and interest owed to a note holder was overdue until June 4, 2003. Our future is dependent upon our ability to maintain the continued financial support of the note holder (see note 5 to the consolidated financial statements), and obtaining adequate additional financing to fund the development of commercial operations from our various patents and technology rights.

*      In 2001, we borrowed $2.3 million from a third party to finance the acquisition of various patents and technology rights. The loan is secured by all of our assets and has quarterly interest payments at 9% per annum and was due in February 2003. On June 4, 2003 the note holder agreed to extend the due date to January 12, 2005 on the principal and interest due at March 31, 2003 aggregating $2,651,408.

**     Advances from investors totalling $1,489,590 pursuant to a proposed private placement of common share units at a price of $0.15 per common share unit have been received prior to closing. This private placement has now closed.

Number of Shares Issued

     The number of shares issued in the last five years are as follows: 17,087,359 in 2003; 38,493,465 in 2002; 12,114,217 in 2001; 20,769,188 in 2000; and 24,000,000 in 1999.

     As at March 31, 2004, we had 159,035,409 Common Shares outstanding. As at December 31, 2003, we had 159,035,409 shares issued and outstanding, whereas at a year earlier at December 31, 2002, we had 141,948,050 shares issued and outstanding.

     Currency and Exchange Rates

     Canadian Dollar Value for 1 US$ (as published by the Federal Reserve Bank of New York):

     All exchange rate calculations below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

     The average exchange rates for each of the past 5 fiscal years were calculated using the average of the exchange rates in effect on the last day of each month during the period indicated.

Year Ended December 31, 1999	1.4854
Year Ended December 31, 2000	1.5224
Year Ended December 31, 2001	1.5032
Year Ended December 31, 2002	1.5705
Year Ended December 31, 2003	1.3916

     The high and low exchange rate for each of the past six months were as follows:

MONTH	HIGH	LOW
January	1.3340	1.2690
February	1.3433	1.3108
March	1.3427	1.3068
April	1.3745	1.3070
May	1.3957	1.3582
June	1.3745	1.3338

     All dollar amounts set forth herein are in Canadian dollars, except where otherwise indicated.

     B. Capitalization and indebtedness.

     The table below sets forth our total indebtedness and capitalization as of March 31, 2004 as stated in our unaudited interim financial statements of the same date. You should read this table in conjunction with the Consolidated Financial Statements and accompanying notes.

Genoil Inc.

Capitalization and Indebtedness
at March 31, 2004

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$713,512
Due to related parties	85,191
Note payable, secured*	2,830,867

3,629,570
Note Payable*	—
Due to Investors**	1,489,590
Shareholders’ equity:
Share capital	13,129,916
Contributed surplus	2,463,043
Deficit	(11,702,825)

3,890,134

$9,009,294

*	An unrelated third party holds a note for a $2.3 million loan made to us. On June 4, 2003 the note holder agreed to extend the due date of principal and interest due to January 12, 2005. Accordingly, the principal and interest due at March 31, 2004 has been classified as a current liability.

**	Advances from investors totalling $1,489,590 pursuant to a proposed private placement of common shares at a price of $0.15 per common share have been received prior to closing. This transaction has now closed.

     C. Reasons for the offer and use of proceeds.

     Not applicable.

     D. Risk factors.

     Going Concern

     To date we have not attained commercial operations from our various patents and technology rights. $2,830,867 of principal and interest is owed to a note holder. On June 4, 2003 the note was extended to January 12, 2005. Our future is dependent upon our ability to maintain the continued financial support of the note holder and to obtain adequate additional financing to fund the development of commercial operations from our various patents and technology rights. The consolidated financial statements are prepared on the basis that we will continue to operate throughout the next fiscal period to March 31, 2005 as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

     General Risk Factors

     An investment in our common shares should be considered highly speculative. In addition to other information in this Form 20-FR, you should carefully consider the following factors when evaluating us and our business.

     Much of the information included in this application includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

     The section that follows addresses several of the risk factors related to our operations in more detail.

     We have a history of substantial losses and negative cash flows. We expect these losses and negative cash flows to continue and increase in the future. If we are unable to make a profit, we may not be able to continue to operate our business.

     We have not earned profits to date and we may not earn profits in the future. Profitability, if achieved, may not be sustained. The commercialization of our technologies requires financial resources and capital infusions and future revenues may not be sufficient to generate the funds required to continue our business development and marketing activities. If we do not obtain sufficient capital to fund our operations, we may be required to forego certain business opportunities or discontinue operations entirely. At December 31, 2003, we had cumulative, non-capital operating losses of $14,800,000, which are available to reduce taxes in future years.

     We have incurred significant losses and expect to continue to incur significantly greater costs than revenue received. Consequently we expect to incur losses in the near term. If we achieve profitability, we may not be able to sustain it. The business of initiating, developing and implementing inventive or innovative processes is inherently risky. Manpower and capital employed may not result in the development of a commercial or economic process. Once successfully developed, there is no certainty that the intended market will be receptive to our technology. In all areas of our business, we may compete against entities that may have greater technical and financial resources. We are completely dependent upon external sources of financing which may not be available on acceptable or economic terms.

     The intellectual property and technology developed by us may not work in the manner anticipated or the market may not be receptive to our technology.

     We develop technology for use in various industries. Part of the risk in this type of undertaking is that the technology may not perform as expected or its use may not be economical. The development of intellectual property is expensive and time consuming, and if the developed product is not marketable then no revenues will be realized from its development.

     The marketability of our technologies depends on the ability of those technologies to meet and adapt to the needs of industry customers. The markets for our technologies may not develop further and the current level of market acceptance of our products may decrease or may not be sustainable. In order to continue marketing our technology, we must adapt to rapid changes in technology and customer requirements. Our success will depend, in part, on our ability to enhance our existing technology, gain market acceptance, and continue to develop our products to meet increasingly demanding customer requirements.

     Our technology is still experimental so the demand for it is unknown. Our potential market may not develop as we anticipate and, accordingly, we may not be able to expand our business or operate it profitably.

     Our technology has not been proven in any commercial venture and as such any market for our technology will depend significantly on our own effects. As a result, future demand for our technology is unknown. We believe that many of our potential customers are not fully aware of the benefits of our technology. We must educate potential customers regarding these benefits and convince them of our ability to provide complete and reliable services. The market for our technology may never become viable or grow further. If the market for our technology does not grow or grows more slowly than we currently anticipate, our business, financial condition and operating results would be materially adversely affected.

     Key employees may terminate their employment.

     Skilled and educated professionals are a fundamental component of the development of intellectual property. If these key employees terminate their employment with us, the development of our intellectual property may be hindered or delayed, increasing the expenses associated with technology development. Our success is dependent on the services of members of our senior management team. The experience and talents of this team will be a significant factor in our continued success and growth. The loss of a senior management member could have a material adverse effect on our operations and business prospects. Given our financial situation we may not be able to retain or replace our key personnel. We have no key man insurance and as our senior officers are not being paid salary we have no employment contracts with any key employees.

     We have issued common share purchase warrants and options, the conversion and/or exercise of which would have a dilutive effect on our earnings per share.

     As of March 31, 2004, we have reserved 32,000,000 Common Shares for issuance upon the exercise of stock options. These Common Shares represent a potential equity dilution of approximately 20%, there being 159,035,409 Common Shares outstanding. Furthermore, we may enter into commitments in the future which would require the issuance of additional Common Shares, and we may grant additional stock options. We are authorized to issue an unlimited number of Common Shares. Issuance of additional shares would be subject to TSX Venture Exchange regulatory approval and compliance with applicable securities legislation. We are currently have no plans to issue Common Shares other than upon the exercise of warrants and options, for the purpose of raising funds for general working capital requirements, to acquire additional technology or to accommodate strategic partnerships, which issuance would be subject to approval of the TSX Venture Exchange.

     Third parties may claim that we infringe their proprietary rights.

     We potentially may be subjected to claims that we have infringed the intellectual property rights of others. As the number of products in the oil and gas industry increases, we may become increasingly subject to infringement claims, including patent and copyright infringement claims. In addition, previous employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information belonging to those employers. Any such claim, with or without merit, could be time consuming to defend, result in costly litigation, divert management’s attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

     We may not be able to protect our proprietary information.

     We rely on a combination of copyright, patents and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary. Given our size and financial situation we may not be ultimately effective in preventing misappropriation of our proprietary rights.

     Our intellectual property may become outdated or surpassed by industry improvements.

     We are a technology-based company and is involved in developing, improving, and marketing this technology to customers. There is a risk that new developments in our field of specialty will arise, making our technology products less marketable. To enhance our position in the technology industry, we must continue to develop and improve our current products and develop product extensions. There may not be a demand for the products or capital available to finance their development in the future.

     We operate in a competitive market.

     The business of providing technology-based solutions to industry is highly competitive. Some of our competitors may have greater financial and marketing resources, greater market share and name recognition than us, which would allow them to quickly develop market presence in the markets we serve or allow them to expand into new markets that we intend to serve. Given our size and financial position we may not be able to effectively compete with these competitors.

     Potential expansion and opportunities may arise.

     We may continue to expand our operations or product lines through the acquisition of additional businesses, products or technologies. We may not be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies without substantial expenses, delays or other operational or financial challenges. Furthermore, acquisitions may involve a number of additional risks, including the diversion of management’s attention, failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on our business, results of operations and financial condition. In addition, acquired businesses, products or technologies, if any, may not achieve anticipated revenues and profitability. Acquisitions could also result in potentially dilutive issuances of equity securities. Our failure to manage our acquisition strategy could have a material adverse effect on our business, results of operations and financial condition.

     U.S. investors may have difficulty enforcing judgments against us or our management.

     We are incorporated in Canada. Substantially all of our assets are located outside the United States. As a result, U.S. investors may not be able to:

•	effect service of process upon us or these persons within the United States; or

•	enforce against us or these persons in United States courts, judgments obtained in United States courts, including judgments predicated on the civil liability provisions of the federal securities laws of the United States; or

•	initiate a derivative suit on our behalf.

     We are subject to exchange rate risk.

     We are a Canadian company and our operating expenses and capital expenditures are denominated in Canadian dollars. We will be subject to exchange rate risk where we enter into contracts not denominated in Canadian dollars, and accordingly, fluctuations in exchange rates could have a material effect on our results of operations.

Item 4. Our Information

     A. Our history and development.

     The Company

     We were created from an amalgamation on September 5, 1996 under the Canada Business Corporations Act of Genoil Inc. and Continental Fashion Group Inc., a public company whose shares traded on the Alberta Stock Exchange. At the time of the merger, Continental Fashion Group Inc. had no assets, no liabilities and did not carry on any business.

     History

1996	-	We were created from an amalgamation between Genoil Inc. and Continental Fashion Group Inc. Continental Fashion Group Inc. shareholders received shares in the amalgamated company on a 10-for-1 basis while Genoil Inc. shareholders received shares in the amalgamated company on a 1-for-1 basis.

1997	-	We acquired interests in oil and gas properties located in the Province of Quebec;

	-	St. Genevieve Resources Ltd., our parent company, re-directed funds from our accounts, leaving us insolvent;

	-	Debt owed by Explogas Ltd. was converted for farm-in rights in Cuba offshore and onshore in a related party transaction by which we acquired shares of Explogas and a general release in respect of their dealings. Subsequent to the conversion of debt, we sold all of our shares in Explogas.

1998	-	We were re-capitalized by Beau Canada Exploration (“Beau”) and we became a subsidiary of Beau;

	-	Our board of directors and management were replaced and we changed our year end to December 31st;

	-	Royalty interests and producing properties in the Western Sedimentary Basin were purchased for $2,600,000. As this was a non-arm’s length transaction the purchase price was determined with reference to an independent engineering assessment.

	-	We listed on the Canadian Venture Exchange (CDNX).

1999	-	We acquired all outstanding common shares of CE3 Technologies Inc. This was an arm’s length transaction;

	-	Our subsidiaries were CE3 Technologies Inc. (“CE3”), Enviremedial Services Inc. (“Enviremedial”) (CE3 is sole shareholder of Enviremedial), and Genoil Merchant Banking Intragroup Restricted Limited (“GMBI”);

	-	We sold our Cuban interests.

2000	-	All of our Canadian royalty interest and producing properties were sold to Beau Canada for $1,700,000. As this was a non-arm’s length transaction the purchase price was determined with reference to an independent engineering assessment. The disposition was recorded at the exchange value based on a valuation reviewed by independent petroleum engineers;

	-	We also sold GMBI to Beau for $1,400,000 cash consideration. As we shifted our focus to technology development from oil and gas operations, this company, which held some residual international oil and gas exploration prospects and some accumulated tax losses, was no longer a core asset. This transaction, which was non-arms length, approximated fair value given a reasonable estimate of the value of the accumulated tax losses and the exploration prospects;

	-	Beau distributed its holdings in Genoil, a total of 61,600,000 Genoil common shares, to its shareholders and so was no longer our parent company;

	-	CE3 was placed into receivership as it had substantial cost overruns on the oilsands cleaning facility. The creditors took over the project, and we made a bid to the receiver for CE3’s technology. We were successful in our bid and the remaining operations of CE3 were wound up by the receiver;

	-	We changed our registered office from Toronto, Ontario to Calgary, Alberta.

2001	-	We acquired all of the intellectual property of CE3, as well as certain capital assets, including the pilot upgrader facility, for $2,000,000 cash consideration and the subordination of CE3’s approximate $20,000,000 of secured debt owing to us;

	-	David Lifschultz acquired 10,121,462 common shares. Mr. Lifschultz acquired 1,613,450 of these shares through a private placement, with the remaining amount acquired through market purchases at prices between $0.09 and $0.11 per share.

	-	Exclusive rights to the oil-water separation technology which we held were extended for 5 to 10 years.

2002	-	We purchased Hydrogen Solutions Inc. and were assigned the license existing for EHG Technology LLC (“EHG”) technology, which we paid by issuing 10.5 million common shares and agreeing to pay 32.5% royalty based on net operating income relating to hydrogen production. This was an arm’s length purchase. We acquired the exclusive rights to a process for generating hydrogen from water;

	-	We acquired patent rights for a three-phase oil water separator as was an existing commercial unit in exchange for 700,000 of our common shares at a deemed price of $0.22 per share;

	-	We completed two non-brokered private placements through which we issued 6,566,614 common shares at a price of $0.18 per common share and 20,226,853 common shares at a price of $0.10 per share. As part of the latter placement, Mr. Lifschultz purchased 19,770,329 shares, bringing his shareholdings to 20.5% of our outstanding common shares. Mr. Lifschultz paid cash for these shares;

2003	-	We continued under the agreement with EHG for the purpose of conducting tests at a site in Romania of the hydrogen generating technology;

	-	Outstanding warrants, representing a total of 11,262,500 of our common shares, were extended for one additional year to February 12, 2004. These warrants have now expired;

	-	A number of shares-for-debt agreements were reached with several of our creditors. As of December 31, 2003, we have issued 5,186,060 common shares representing $732,325 of creditor liabilities for the year 2003. We have received approval from the TSX Venture Exchange to list all of the shares issued pursuant to such arrangements and all such shares are subject to a TSX Venture Exchange imposed four-month hold period;

	-	We completed two non-brokered private placements through which we issued 6,008,499 common shares at a price of $0.10 per share and 6,917,193 units at a price of $0.15 per unit (each unit comprises one common share and three-tens of a share purchase warrant, with each full warrant allowing its holder to purchase one common share at a price of $0.20 for a period of two years).

2004	-	We completed a non-brokered private placement through which we issued 10,642,820 units at a price of $0.14 per unit (each unit comprises one common share and three-tens of a share purchase warrant with each full warrant allowing its holder to purchase one common share at a price of $0.15 for a period of two years).

	-	We reached a number of shares-for-debt agreements with several of our creditors. As at June 30, 2004, we had proposed to issue, subject to regulatory approval, 12,763,768 common shares representing $1,384,614 of creditor liabilities. We expect to receive regulatory approval this summer. As part of these agreements, we proposed to issue 10,090,906 common shares to certain of our directors and officers in exchange for debts owed to such individuals in lieu of salary. See “Item 6 – Directors, Senior Management and Employees – Bonus Compensation” for more information.

	-	We entered into a contract with Silver Eagle Refining – Woods Cross Inc. (“Silver Eagle”) to install the first commercial Genoil Hydroconversion Upgrader.

     Subsidiaries

     We have two subsidiaries. Hydrogen Solutions Inc. and Crystal Clear Solutions Inc., neither of which have any material assets or operations.

     B. Business overview.

     General Development of the Business

     Our principal business is the development of technologies relating to the oil and gas industry. Our present goal is to commercialize our technologies internationally.

     We own rights to several patented and proprietary technologies. A number of products that have been created from these technologies are under development. None of our technologies have been commercialized. A discussion of these products follows.

     No consideration has been given to consumer boycotts as a result of operations in Countries of Particular Concern as defined by the International Religious Freedom Act of 1998. We are a Canadian company and as such the International Religious Freedom Act of 1998 does not apply to our operations. We do not produce consumer products.

     Pilot Heavy Oil Upgrader

     We own heavy oil upgrader technology. Our upgrader uses a hydrogen addition process, as opposed to conventional carbon rejection. The considerable price differential between light and heavy oil creates a potential opportunity for the upgrader to be developed for both heavy oil and bitumen. The hydrogen addition process is a process whereby hydrogen is mixed with bitumen under specific pressures and temperatures to upgrade the bitumen from a low API to whatever desired value the client requires. Our pilot upgrader has progressed through the development stage.

     In 2002, we moved our pilot upgrader to a new location at Two Hills, Alberta. We moved the upgrader because we were restricted from testing third party crudes at the previous location in Kerrobert, Saskatchewan, which in turn prevented us from generating revenue from testing of third party crude. The site at Two Hills, Alberta is our own site and as such there is no restriction on third party testing. We established this site in order to test specific grades of crude oil used in the refining operations of companies interested in the technology. Testing was undertaken on behalf of Gulf Canada Resources Ltd. and Renaissance Energy Ltd. During tests of the upgrader in 2001 tarsand bitumen was upgraded from 6.8 API to 28 API gravity using our process. Liquid yields were greater than 100% with no petroleum coke production. The carbon rejection process involves limiting the heavy ends of the bitumen thereby leaving the producer with a light quality product. Reducing the heavy ends will generally vary from 18-26% of the bitumen, depending upon the composition of the bitumen. In the hydrogen addition process, since hydrogen is being added to the bitumen the end result will consequently be greater than 100% of bitumen due to the hydrogen that is being added. Our process may also capable of yielding a key environmental benefit by lowering sulfur pollution during the refining process from 5% to 0.2%.

     We plan to use the pilot upgrader as part of a strategy to actively market our process and license our technology throughout the world’s oil refining industry. We have executed 12 marketing agreements granting marketing organization parties the right to sell the upgrader technology into international markets on a commission basis. The marketing organization parties are either individuals or organizations in Venezuela, Brazil, Cuba, Trinidad and Tobago, Mexico, Columbia, Chile, the US Virgin Islands, Romania, the Middle East, Great Britain, Spain, the United States, Canada, Korea and China. None of the marketing organization parties are affiliates and all agreements were the results of arm’s length negotiations. The marketing agreements are commission sales agreements, which in essence provide a finder’s fee to the sales agents in the event that a sale is completed by us. The agreements require no further expenditures by us. The material terms of the standard agreement include an obligation to pay a 10% commission on any sales which were secured by the sales representative; an initial contract term of 180 days (which can be extended by us for additional 180 day periods), and terms to the effect that the sales representative does not operate as an exclusive sales representative.

     We have also executed an agreement with PetroChina, a foreign oil company, whereby testing of the pilot heavy oil upgrader may be conducted utilizing foreign oil. PetroChina has contracted to provide samples of their oil to be processed by the pilot heavy oil upgrader. Testing commenced in accordance with the agreement in July 2003 and is currently ongoing. Engineering personnel of both parties are involved in conducting the tests. There have been some delays due to the excess salt in the crude oil provided by PetroChina. The salt has to be removed before processing. The quantity of salt was unexpected and requires specialized equipment to remove it. There are no current plans to recommence testing.

     We entered into a contract with Silver Eagle to install the first Genoil Hydroconversion Upgrader. Under the agreement, we will install our Hydroconversion Upgrader to process low-grade atmospheric and vacuum distillation bottoms and convert them to high value, lighter distillates and transportation fuels. We expect the contract will require us to spend approximately US$5.5 million and we are currently exploring our financing alternatives. However, once we have installed the Hydroconversion Upgrader, we expect strong returns on our investment as we will share on incremental revenues derived by the unit.

     Oil/Water Separation

     We own oil/water separator technology rights. Our oil/water separator separates oil from water at the wellhead. An oil/water separator test unit was outfitted at a Romanian facility under the direct supervision of our engineering staff and is presently located at our upgrader facility for testing at Two Hills, Alberta, Canada. Other companies also have oil-water separators that operate near the wellhead, but often require additional sources of heat to function efficiently. Oil/water separators generally use gravity, heat or a combination of the two as well as filters. Some separators also use gravity and the movement of the fluid (“cyclonics”) to separate oil and water. Genoil’s separators are designed to use cyclonic action to separate oil and water more efficiently then strictly gravitational or heat based separators. Other cyclonic separators exist but management believes as a result of the design of Genoil’s separators they should perform better than existing separators currently being used.

     The separator unit is expected to be available at our Two Hills upgrader site for demonstrations to interested oil producers in 2004.

Jet Pump

     We own rights to a jet pump technology for use in certain applications. The pump was originally designed and engineered for carrying sand at a sand-cleaning plant. This sand cleaning technology is still in our stable of technologies, but management has held back its development. The jet pump is constructed from several components, some of which were originally patented by other inventors. These patents have now expired. We have developed an engineering design of the jet pump that has the potential to offer a number of applications across several industries as it has the ability to carry semi-solid materials over long distances. Our current focus is on using the jet pump technology to assist in the movement of oil sands and steel mill slurry waste.

     A half-year test trial by Stelco Inc.’s Canadian steel mill, AltaSteel Ltd., has been conducted on our jet pump technology. As a result of the test, the specifically adapted version of the jet pump technology was ultimately purchased by the mill that tested the technology to carry slurry waste for $70,000 in 2002 (this amount is shown in the Consolidated Financial Statements as an offset to Engineering and Equipment costs, not as revenue). We believe this would be applicable for all other existing steel mills, as all steel mills have this kind of waste. The success at the AltaSteel Ltd. steel mill is indicative that the jet pump would be useful to other steel mills and other processing plants with waste disposal issues.

     Tank De-Sander

     As part of the production process, oil is produced with sand and water. In the initial stage of production, the feed is passed through a separator to remove the bulk of the water and solids content. The remaining feed is then placed in a storage tank. Over time, the accumulation of settled solids at the bottom of the tank becomes problematic as it significantly reduces tank capacity. Operators then need to clean the tank to improve capacity.

     Existing cleansing processes requires a crew of cleaners to wash the tank with stinger wands. These wands spray down the inside of the tank at high pressure that spray down and the resulting sludge is then vacuumed out. This process results in lost oil by the agitation of the sand in the tank containing water and oil. Conventional tank desanding typically takes up to 4 hours per tank, requiring 3 trucks on site (a vacuum truck for removal of waste, a water supply truck and a high pressure or “stinger” truck and crew).

     Our technology, on the other hand, functions to remove this produced sand by way of a low-pressure fluidization manifold and suction removal. The fluidized sand is directed towards the center of the tank where it is removed through a suction connector fitted to a vacuum truck outside the tank, or by way of a jet pump. If production facilities can supply a continuous water source, a jet pump can be used to hydro transport the solids into a vessel for disposal, thereby eliminating the need for a vacuum truck. Our process, which removes the sand and water without agitation, significantly limits emulsifying a significant problem with the conventional method, where the stinger wands mix the contents of the tank. In addition, as no stinger crew is required, our process is believed by us to be less costly as less manpower is required. Our process also requires only 1 or 2 trucks (depending if there is a jet-pump installed), the overall cost to de-sand a tank should be less.

     Hydrogen Technology

     On January 29, 2002, we acquired Hydrogen Solutions Inc. by issuing 10.5 million of our common shares at $0.21 per share and agreeing to pay a 32.5% royalty based on net operating income relating to hydrogen production, for an aggregate purchase price of $2,205,000. The value of the common shares was determined based on the market price of the common shares on the date of the agreement and announcement of the terms of the acquisition. Hydrogen Solutions Inc. has the exclusive rights for specific applications of a process for the production of hydrogen from water called Gravitational Electrolysis. This process will require further research and development together with more testing in the future. The process, if proven, has the potential to reduce the cost of hydrogen production as compared to conventional methods, by having a centrifugal force weaken the molecular bonds between the hydrogen and oxygen molecules, such that a small electrical charge will cause the water to break into its component parts. The process is still theoretical, but is based upon the premise that the electrical energy required to power the centrifuge and separate the molecules would be less than the electrical energy required to separate the molecules using traditional electrolysis.

     Gravitational electrolysis involves a cylindrical vessel filled with a specially prepared electrolyte solution that is rotated at a very high speed. The process works on centrifugal forces resulting in the separation of the SO3 anions and H+ cations, which are the ions in the sulphuric acid solution. The solution contains 30% sulphuric acid and 70% distilled water. The centrifugal forces set up at 30,000 RPM exceed 50,000 gravitational acceleration. Although this would result in a small cylinder (no larger than 4 inches in diameter), if our process works in practice hydrogen may still be produced using less energy than with traditional electrolysis, albeit in small quantities. The centrifugal force generated within the vessel acts selectively upon positive and negative ions due to their different atomic weights. The rotation initiates an electric current that causes a self-electrolysis process, fuelled by water to create hydrogen and oxygen. The higher the rotational speed the more efficient the unit may become. The separation of the ion is supposed to occur because of the centrifugal forces after such separation electrolysis would occur resulting in generation of hydrogen and oxygen on the one hand, and water de-composition on the other. The centrifugal forces create an inertia field very similar to the gravitational field but many times stronger. Due to the facts that very little external electricity is consumed during the process and only water is required by the process, it is anticipated that the cost to produce hydrogen may be lower than the costs associated with related upgrading technologies in use today, in particular methane steam reforming. The Electrical Hydrogen Generator is designed to operate on a continual basis to produce a H2/O2 gaseous product with continuous feed water and ambient heat exchange. The composition and function of the hydrogen technology presents some unique design and metallurgical challenges which we must overcome in order to market the technology.

     Some of the inherent challenges in the technology are as follow:

•	The application of the technology will require a supply of ultra-pure water to prevent scaling of the Electrical Hydrogen Generator and contamination of the electrolyte, as scaling and contamination may be detrimental to the successful performance of the unit.

•	In order to separate the H2/O2 internally the H2 must be of a purity of 99% or higher.

•	The process creates a gravitational field capable of separating ions. However, the selection of electrolyte and method to introduce water into the reaction zone may offer some challenges in that the ability to re-hydrate a specific ion without creating sludge may be difficult.

     We have constructed a prototype Electrical Hydrogen Generator unit for testing purposes, which we initially tested in 2002. This test did not produce the anticipated results. On testing the prototype of the hydrogen centrifuge, there was noted to be small bubbles dissipating through the water supplying the device. The bubbles were not sufficient in quantity or quality to obtain an accurate reading and the scientific team were not sure of how to resolve the insufficiencies of the hydrogen process. Several solutions were discussed but it was decided that further analysis would be done before proceeding with additional tests.

     It is our intention to proceed with further testing upon a future date. At the present time no resources are being allotted to this project.

     Marketing of Micro-Technologies

     The Oil/Water Separator, the Jet Pump, and the Tank de-sander represent micro-technologies that have been developed out of larger projects. It is our intention to eventually market the micro-technologies as a source of revenue. We intend to bring these micro-technologies to market as soon as the sales force and manufacturing sub-contractor personnel are in place. As these technologies have been utilized before, albeit on a small scale, the limiting factor is the sales personnel placing this in the field to further prove the economic benefits of these units.

     Revenues from Product Sales

     The majority of our products continue to be at the development stage and therefore are not producing revenues at this time.

     The following table presents product revenues for the past three fiscal years ended December 31 and Q1 2004 by source:

	2004 Q1	2003	2002	2001
Pilot Upgrader	0	5.560	$30,100	$1,124,343
Interest	0	4,077	—	—

Total Revenue	0	9,637	$30,100	$1,124,343

     In 2001 an independent public oil and gas company agreed to pay a fee to test the processing of their heavy oil through our plant. We were paid $1.1 million in fees.

     In 2002 a jet pump utilizing our technologies was field-tested by a steel mill. The $70,000 paid by the mill was offset against engineering and equipment costs as the funds were a reimbursement of rental costs on the pump used in the test.

     Expenditures Relating to the Sale of Products

     We are primarily involved in the development of our technologies for commercial application. We engaged two full-time employees and two consultants in selling and marketing our products during 2002.

     The following table presents expenditures relating to the sale and marketing of our products for the past three fiscal years ended December 31 and Q1 2004 by source:

	2004	2003	2002
	Q1	(re-stated)	(re-stated)	2001
Pilot Upgrader	457,810	1,092,774	712,393	2,382,586
Administration	425,239	1,568,332	1,304,294	368,170
Options issued	430,057	1,055,436	108,574	—
Warrant issued	268,976	560,000	—	—
Dispute settlement	—	350,000	—	—
Interest	62,787	225,491	206,708	238,436
Depreciation and Amortization	165,391	868,860	753,708	660,379

Total Expenses	1,850,260	5,720,893	3,085,677	3,649,571

     We do not intend to commit to any expenditures of any other nature, beyond expenditures necessary for the development and maintenance of our technologies, in the near future.

     We anticipate that in the near future the oil-water separator will be our primary source of revenue with the upgrader being the largest potential contributor in the medium to long-term. The jet pump and tank de-sanding technology will be pursued by us to develop revenue as quickly as possible.

     Geographic Markets

     100% of our revenues in fiscal years 2003, 2002 and 2001 were from Canada.

     Intellectual Property Rights

     We have 16 patent applications under review in Canada, the United States, Mexico, Venezuela, Brazil, Peru and Europe and have been granted 4 US patents (Patent nos. 6,074,549; 6,527,960; 6,588,601 and 6,125,865). In addition, Russian patent, Patent no. 2,339,938, has been licensed to us. We either own or license the rights to all intellectual properties used in our products.

     We have copyright and patent rights, which are necessary and contribute significantly to the preservation of our competitive position in the market. It is possible that our patents and other intellectual property will be challenged, invalidated or circumvented by third parties in the future. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into nondisclosure agreements with our suppliers, contractors and employees, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies, which may adversely affect us.

     Sales, Marketing and Distribution

     We are presently involved in pursuing sales of our Oil/Water Separator Units. It is our intention to apply any monies earned from sales of Oil/Water Separator Units to provide cash flow for our ongoing operations. We are pursuing sales of Oil/Water Separators through the Internet and various engineering firms that deal with oil and gas companies throughout the world. We have entered into 12 contracts in 18 countries to further pursue these sales.

     We are also pursuing testing of a variety of crudes, tar sands and catalysts at our upgrader facility on a fee-for-service basis. We are presently testing crude oil for a foreign oil company. The results of the test will be determined over the next several weeks. We will be further pursuing sales of jet pumps for steel mills and other potential markets.

     We intend to market our products and license our technology throughout the world’s oil refining industry. To this end, we are currently involved in discussions and negotiations with a refinery in the United States regarding possible testing and purchases of our upgrader technology. However, we have not restricted our efforts to North America. We are presently engaged in discussions with refining operations in Europe, Latin America, Asia, Africa and the Middle East.

     During our fiscal year 2002, we had two full-time employees and two consultants engaged in sales and marketing products.

     Competition

     We are aware that several other companies may be presently pursuing the development of technologies in the oil and gas industry. We acknowledge that it is possible that some of these technologies may be similar in nature to our products and technologies. Such companies, should they be involved in selling or developing the same technology as us, may be potential competitors to us.

     Government Regulations

     To management’s knowledge, there are several government regulations with which we must comply. Failure to comply with these regulations could adversely affect our business. Certain government regulations require the imposition of standards that are normally a part of industry knowledge, and as such, would be understood and acted upon by us in the normal course of doing business.

     We, as a producer of technology and intellectual property, are not subject to environmental regulations. We specialize in mechanical processes and as such our operations do not fall within the scope of environmental protection legislation.

     We are subject to securities regulation in the Canadian jurisdictions in which we are an issuer. As an issuer with securities traded on the TSX Venture Exchange, transactions involving the securities of us are subject to TSX Venture Exchange approval. We must maintain a level of public disclosure and must maintain minimum listing requirements based on our financial performance, resources and stage of development.

     Plan of Operation

     No material changes are expected in our plan of operations. We intend to continue to focus on marketing and developing our products in the immediate future.

     To fund our near term working capital requirements, we completed, on April 5, 2004, a non-brokered private placement to exempt purchasers of up to 10,642,820 units (each unit consisting of one common share and one two-year warrant exercisable at $0.15 per share) at a price of $0.14 per unit, for gross proceeds of approximately $1,489,994. These funds are expected to permit us to fulfill our operating and capital requirements for the next 12 months.

     We do not presently plan to conduct any major research and development, but will continue to refine and commercialize our present complement of technologies.

     There are no confirmed purchases or sales of plant and equipment.

     C. Organizational structure.

     We have contracted with consultants in the cities of Toronto, Ontario and New York, New York to provide investor relations services and to generally act as representatives of on our behalf in their respective cities and countries. We intend to rely upon the services of these consultants and to remunerate them by means of sales commissions and incentive stock options. We have also engaged agents in Russia, Cuba and Venezuela.

     D. Property, plant and equipment.

     Human Resources and Facilities

     We presently have three main areas of operation, an office in Edmonton, Alberta, an office in Calgary, Alberta and a research and development site located at Two Hills, Alberta.

     We have four employees based at our office in Edmonton, Alberta and hire other outside consultants as required. We lease 8,300 square feet, 4,400 of which we rent to another company. We use our Edmonton office for research and development and pay $3,333.33 per month for rental of this space.

     We lease a hydrogen production unit from Hydrogen Systems Inc. The unit supplies hydrogen to the upgrader. We are obligated to pay $30,000 per month under the lease.

     We have three employees and one consultant based at our office in Calgary, Alberta. We lease 2,318 square feet. We use our Calgary office for corporate administration and pay $4,542.18 per month for rental of this space.

     We have six employees based at our facilities located in Two Hills, Alberta. We use our Two Hills facilities for research and development and client demonstrations.

     There are no present plans to construct, expand, or improve our facilities.

     The facilities operated by us are not subject to environmental protection legislation and no environmental issues exist that would potentially affect our utilization of our assets.

Item 5. Operating and Financial Review and Prospects

     Forward-Looking Statements

     Statements in this report, or any document filed by us with the different governing authorities, by or on behalf of us, to the extent not directly and exclusively based on historical events, constitute “forward-looking statements”. These statements represent the our intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

     Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented revenues, costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to us include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements.

     We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     A. Operating results

     Overview

     Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, which conform in all material respects with US generally accepted accounting principles except as disclosed in Note 15 to the Consolidated Financial Statements, and are presented in Canadian dollars unless otherwise indicated.

     The following discussion and analysis provides a review of activities, results of operations, cash flows and financial condition of us for the fiscal year ended December 31, 2003 (“FY2003”) in comparison with those for the fiscal year ended December 31, 2002 (“FY2002”) and for the three months ended March 31, 2004 in comparison with those for the nine months ended March 31, 2003. This discussion should be read in conjunction with the Consolidated Financial Statements.

     We are actively involved in the development and commercial applications of our proprietary technologies. These include specifically the hydrogen addition heavy oil upgrader, two and three phase separators, oil tank maintenance, jet pump technology and oil sands extraction process. Our mini-upgrader facility has been moved to Two Hills, Alberta from Kerrobert, Saskatchewan.

     To March 31, 2004, we have incurred significant operating losses and have a significant working capital deficiency. We have been entering into a “shares for debt” exchange with creditors willing to accept such arrangements. To June 30, 2004, we have proposed to issue 12,763,768 Common Shares to discharge $1,374,614 of creditor and contractual liabilities. Included in these amounts are 10,090,906 Common Shares, which we propose to issue to certain senior officers, to discharge $1,110,000 liabilities for past services rendered. Each transaction must be in accordance with Policy 4.3 – Shares for Debt of the TSX Venture Exchange. Our future is dependent upon our ability to attain commercial operations of our patents and technology rights and our ability to raise sufficient funds through equity issues and other means to pay our ongoing liabilities and to fund capital expenditures.

     Upgrader operations were curtailed in 2002 because of restrictions on testing third party crude oil at the Kerrobert, Saskatchewan location. This prevented us from generating revenue from the testing of third party crude oil in 2002. During 2003 we were able to locate a satisfactory site at Two Hills, Alberta. This site is within 120 kilometres of Edmonton, Alberta. This site has power and gas readily available. Recovery of the upgrader and related patents and technology rights costs remain uncertain. Recovery of these costs depends on the sale of commercial applications of the upgrader patents and technology rights and ultimately attaining profitable operations.

     In June, 2004, we entered an agreement with Silver Eagle to install our first commercial Hydroconversion Upgrader. Under the terms of the agreement, Genoil will install the Hydroconversion Upgrader in the Silver Eagle refinery, near Salt Lake City, Utah. The Hydroconversion Upgrader will process low-grade atmospheric and vacuum distillation bottoms and convert them into higher value, lighter distillates and transportation fuels. We will share, with Silver Eagle, in the incremental revenues derived by the Hydroconversion Upgrader. We expect this agreement will result in us spending approximately US$5.5 million, for which we are currently investigating methods of financing.

     Restated losses for the year ended December 31, 2003 were $5,711,256 compared with losses of $3,055,577 for the year ended December 31, 2002. During 2003, we realized only $9,637 in revenues compared with recognizing $30,100 during 2002. Expenses in 2003 were $5,720,893 compared with expenses of $3,085,677 in 2002. The loss in 2003 increased by $2,655,679 to $5,771,256.

     For the three months ended March 31, 2004, we have losses of $1,850,260, increased from the loss amount of $998,791 in the corresponding period in the prior year.

Results of Operations – Year Ended December 31, 2003

     Expenses

     Administration expenses of $1,568,332 were incurred for the year ended December 31, 2003 and upgrader expenses were $1,092,774. During the same period in 2002 administration expenses of $1,304,294 were incurred as were upgrader expenses of $712,393.

     Aggregate administrative expenses of $1,568,332 were incurred as follows: $189,213 went to office expense including rent, telephones, utilities, travel etc.; $195,108 went to legal costs related to private placements, patent protection and various contracts; and $84,021 was incurred for accounting and other professional fees. Shareholder service costs for exchanges and registrations fees were $74,090. Total salaries of $806,132 were paid to our full-time staff. Business development costs was $168,396 with insurance costing $51,372.

     The upgrader costs were primarily for moving, refurbishing, dismantling and reassembly of the upgrader and adjoining hydrogen production facility.

     Acquisitions

     In January 2002, we acquired 100% of the outstanding shares of Hydrogen Solutions Inc., a private company holding rights for certain applications to a process for the production of hydrogen from water. The purchase price was $2,205,000, being 10,500,000 common shares at $0.21 per share. In addition, we granted the seller a 32.5% royalty on the future net operating income relating to hydrogen production. The value of the common shares was determined based on the market price of the common shares on the date of the agreement and announcement of the terms of the acquisition. The entire purchase price was allocated to the intellectual property rights, as Hydrogen Solutions Inc. had no other assets or liabilities.

     In March 2002, we acquired 100% of the outstanding common shares of Crystal Clear Solutions Inc., a private company owned by an employee holding patents in oil-water separator and a pilot separator facility. The purchase price was $154,000, being 700,000 of our common shares issued at $0.22 per share. The value of the common shares was determined based on the market price of the common shares on the date of the agreement and announcement of the terms of the acquisition. The entire purchase price was allocated to the intellectual property rights, as Crystal Clear Solutions Inc. had no other assets or liabilities.

     No independent appraisals were performed when the patent rights were acquired.

Results of Operations – Three Months ended March 31, 2004

     Overview

     During the three months ended March 31, 2004, we focused our efforts on securing a commercial application for our heavy oil upgrading technology and raising capital to fund operations by way of capital stock private placements.

     Expenses

     Administration expenses were higher during the three month period ended March 31, 2004, at $425,239, than the same period the year before.

     Marketing and development costs relating to our technologies, classified as upgrader costs, incurred were $457,810. For the same period the previous year the costs for the pilot upgrader were $215,321.

     B. Liquidity and Capital Resources

     To date we have not attained commercial operations from our various patents and technology rights. Our future depends upon our ability to complete field tests of the upgrader, complete further field tests of the generation of hydrogen from water, complete field test of our three phase oil-water separator, raise sufficient capital to fund operating and capital expenditures and ultimately attain profitable operations. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

     On June 4, 2003, we concluded an arrangement with our note holder that extended the maturity date of the $2,300,000 secured term loan to January 12, 2005. In the event that the proceeds of the most recent private placement of treasury stock are insufficient to permit us to conduct our affairs prior to the realization of sufficient operational revenues, we will enter into further private placements.

     During the three month period ended March 31, 2004 our operations used $709,706 of cash. It is expected that our operations will continue to use cash in the near term. We propose to fund our future capital expenditures and our working capital deficiency and future debt repayment through capital stock offerings and by generating revenue through the sale of technologies or royalties. We have not yet been successful in commercializing our products.

     In October 2003, we completed a private placement of up to 7,000,000 common share units at a price of $0.15 per unit. Officers and directors are participating in the private placement. Each unit consists of one common share and three-tenths of one non-transferable warrant. Each full warrant entitles the holder to purchase one additional common share at the exercise price of $0.20 for a period of two years.

     On April 5, 2004, we announced a further private placement of 10,642,820 share units at a price of $0.14 per unit. Officers and directors are participating in the private placement. Each unit consists of one common share and three-tenths of one non-transferable warrant. Each full warrant entitles the holder to purchase one additional common share at the exercise price of $0.15 for a period of two years. These funds permit us to fulfill our operating and capital demands prior to the realization of operational revenues.

     At March 31, 2004, we had a working capital deficiency of $3,044,177.

     We do not presently plan to conduct any major research and development, but will continue to refine and fine tune our present complement of technologies. As part of the Silver Eagle contract, we expect to spend US$5.5 million installing our Upgrader. We are currently investigating several methods of financing such expenses.

     C. Research and development, patents and licenses, etc.

	Year ended December 31
Category – Capital Expenditures	2003	2002	2001
Pilot Heavy Oil Upgrader – Patent	25,000	$13,800	$1,718,692
Oil/Water Separation – Patent	—	154,000	100,000
Jet Pump – Patent	—		100,000
Tank De-Sander – Patent	—		100,000
Hydrogen Technology Rights	—	2,205,000
Catalyst Development license	15,000

	$40,000	$2,372,800	$2,018,692

Prior to the beginning of 2002, we were accounted for as being in the pre-production phase of operations and all expenditures relating to our technologies were capitalized. Beginning in 2002, only renewals and betterments to the technologies are capitalized.

     D. Trend information.

     Canada ratified the Kyoto Accord in December 2002, which undertakes to reduce greenhouse gas emissions to six per cent below 1990 levels by 2012. In this regard the Canadian government has committed $1.7 billion over five years to support partnership, innovation and targeted measures to promote energy efficiency, renewable energy and alternative energy sources. This commitment will promote the pursuit of cleaner fossil fuels and will support technologies that allow for greater energy efficiency and environmentally benign production. The current business environment in which the Corporation operates and to which our technologies apply is extremely favourable and once the technologies are proven on a large-scale basis, the ability to raise capital at progressive prices will increase.

Item 6. Directors, Senior Management and Employees

     A. Directors and senior management.

     The following are the directors and officers, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

Number of
Securities
Owned or
Controlled by
Directors and
Corresponding
Percentage of
	Principal Occupation For Past Five			Total
Name and Office Held	Years	Date of Birth	Director Since	Securities
Thomas F. Bugg President, Chief Operating Officer and Director Calgary, Alberta	1998 to present: President and Director of Genoil Inc. 1998 to 2003: Chief Executive Officer of Genoil Inc.	September 30, 1950	March 5, 1998	5,476,356 3.41%

1988 to present: Chairman, President and Director of Geopetrol International (Freight Services)

Number of
Securities
Owned or
Controlled by
Directors and
Corresponding
Percentage of
	Principal Occupation For Past Five			Total
Name and Office Held	Years	Date of Birth	Director Since	Securities
1988 to 2000: Chairman, President, Chief Executive Officer and Director of Beau Canada Exploration Ltd. (Oil and Gas Company)

Harley Mintz Director Toronto, Ontario	1978 to present: Managing Partner of Mintz & Partners. (Chartered Accountants)	November 2, 1950	March 5, 1998	<1%

David K. Lifschultz* Chief Executive Officer, Chairman and Director Larchmont, New York	2003 to present: Chief Executive Officer of Genoil Inc. 2001 to present: Chairman of the board of directors of Genoil Inc.	November 23, 1945	February 25, 2002	33,769,414 21.0%

1987 to present: President and Chief Executive Officer of Lifschultz Terminal and Leasing, Inc. (Joint Venture Investment Company)

1991 to 2000: Chairman and Chief Executive Officer of Lifschultz Industries, Inc. (Manufacturer of scientific and industrial temperature measurement systems)

John O’Donnell Director Philadelphia, Pennsylvania	1980 to present: Managing Director of Electro-Mechanical Systems International. (Distributor of electrical, mechanical and data- communications products)	February 24, 1953	May 20, 2003	<1%

1989 to 1998: President of Electrical Marketing Services, Inc. (Hawaii) (Manufacturer’s representative agency)

1998 to 2001: Executive Vice President of Global Hydrocarbons Inc. (developer of oil concessions in Yemen and

Number of
Securities
Owned or
Controlled by
Directors and
Corresponding
Percentage of
	Principal Occupation For Past Five			Total
Name and Office Held	Years	Date of Birth	Director Since	Securities
Russia)

Lawrence Lifschultz* Director Stoney Creek, Connecticut	1998 to present: Fellow of Yale Center of International & Area Studies, Yale University	August 10, 1949	January 13, 2003	4,105,672 2.56%

1975 to present: South Asia Correspondent for the Far Eastern Economic Review (Hong Kong)

Hannu Salokangas Process Control Senior Engineer Edmonton, Alberta	2001 to present: Process Control
Senior Engineer and Project
Manager of Genoil Inc.

1999 to 2000: Senior Process
Control Manager and Project
Manager of CE3 Technologies
Inc.
	(Heavy Oil Technology Firm)	August 1, 1956	N/A	<1%

1998: Division Manager of Instrumentation and Analysis of Neste Engineering OY (Finland) (Engineering Company)

Donald M. Boykiw Corporate Secretary Calgary, Alberta	1998 to present: Corporate Secretary of Genoil Inc. 1998 to present: Partner with Bennett Jones LLP (Law Firm)	May 9, 1963	N/A	0 0%

     *David K. Lifschultz and Lawrence Lifschultz are brothers.

     B. Compensation.

     Salary

     We have accrued, over the last several years, liabilities to certain directors and officers for services they have provided. No compensation has yet been paid, however, as it was understood by such persons that they would be compensated in due course. In 2004, we sought to formalize the understanding of both sides. We therefore entered into shares-for-debt agreements which such officers and expect, subject to regulatory approval, to issue 10,090,906 shares in exchange for salary accrued for the past four years. On an individual basis, we propose to issue the following Common Shares to the following officers.

		Deemed
		Price per
Name & Position	Amount Owing	Share	# of Shares
Larry Lifschultz, Director	$20,000	$0.11	181,818
John O’Donnell, Director	$25,000	$0.11	227,272
Harley Mintz, Director	$60,000	$0.11	545,454
David Lifschultz, Chief Executive Officer, Chairman and a Director	$425,000	$0.11	3,863,636
Tom Bugg, President, Chief Operating Officer and a Director	$580,000	$0.11	5,272,726
David Lifschultz	$395,000	$0.11	3,590,909

Total	$1,190,614.83	N/A	10,823,768

     No pension, retirement or similar benefits are given to our senior management or officers.

     Share Options granted to Directors and Officers for the fiscal year January 1, 2002 to June 30, 2004 are as follows:

Share Options Granted to Directors and Officers
for the Fiscal Year of
January 1, 2002 to June 30, 2004

	Common
	Share
	Options	Exercise	Expiry
Name	Granted	Price	Date
David K. Lifschultz — Chief Executive Officer, Chairman and Director	1,000,000	$0.10	Jan 29/08
	3,400,000	$0.13	Aug 29/08
	2,700,000	$0.16	Apr 1/09
Thomas F. Bugg — President, Chief Operating Officer, and Director	1,650,000	$0.13	Aug 29/03
	2,700,000	$0.16	Apr 01/09
Hannu Salokangas — Process Control Senior Engineer	250,000	$0.10	Sept. 30/07
	500,000	$0.10	Oct. 29/07
Lawrence Lifschultz — Director	100,000	$0.10	May 8/08
	200,000	$0.16	Apr 1/09
John O’Donnell — Director	100,000	$0.13	Aug 29/08
	400,000	$0.16	Apr 1/09
Harley Mintz — Director	100,000	$0.13	Aug 29/08
	200,000	$0.16	Apr 1/09

     C. Board practices.

     Directors are elected annually to the Board at our Annual General Meeting. No Director has a service contract with us.

     Duties and Obligations of the Board of Directors

     The general duty of our Board of Directors is to oversee the management of our business and affairs. In particular, the Board of Directors is responsible for the following matters:

     (a) adopting a strategic planning process which establishes our long-term goals and strategies, and monitoring the success of our management in achieving those goals and implementing the strategy;

     (b) identifying the principal risks with respect to all aspects of our business, ensuring that there are systems in place to effectively monitor and manage such risks with a view to our long-term viability, and achieving a proper balance between the risks incurred and the potential return to our members;

     (c) engaging in succession planning, including appointing, training and monitoring senior management (which includes ensuring that objectives are in place against which management’s performance can be measured), establishing and maintaining programs to train and develop management, providing for the orderly succession of management, and assessing the performance and contribution of our Chief Executive Officer against mutually established objectives;

     (d) ensuring that we have a policy in place to enable us to communicate effectively with our shareholders, other stakeholders and the general public, effectively interpreting our operations to shareholders, accommodating feedback from shareholders, and ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles.

     Composition of the Board of Directors

     The Board of Directors is currently composed of five persons: Thomas Bugg, Harley Mintz, David Lifschultz, Lawrence Lifschultz and John O’Donnell. All of the directors other than Mr. Bugg and Mr. David Lifschultz are considered by the Board to be unrelated directors. The Toronto Stock Exchange Guidelines describe an “unrelated director” as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to our best interests, other than interests and relationships arising from shareholdings. In determining whether a director is an unrelated director, the Board considers, for example, whether the director has a relationship that could, or could be perceived to, interfere with the director’s ability to objectively assess the performance of management. On this basis, Thomas Bugg, by reason of his office as President and Chief Operating Officer, and David Lifschultz, by reason by his shareholdings (21%) and his office as Chairman and Chief Executive Officer, are considered related directors.

     Committees of the Board of Directors

     There are currently two committees of the Board of Directors. The Audit Committee is comprised of three directors, one of whom is also an officer. The Compensation Committee is comprised all five directors. The mandate and activities of each committee are as follows:

     Audit Committee: The Audit Committee currently consists of John O’Donnell, Harley Mintz and David Lifschultz. The responsibilities of the Audit Committee include:

     (a) assisting the directors with meeting their responsibilities with respect to financial reporting;

     (b) reviewing and reporting to the Board of Directors on all audited financial statements we prepare and enhancing the credibility and objectivity of all financial reports;

     (c) reviewing with management and with the external auditor any proposed changes in major accounting policies, in the presentation and impact of significant risks and uncertainties, and in key estimates and judgments of management that may be material to financial reporting;

     (d) questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

     (e) reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management; and

     (f) reviewing the post-audit or management letters containing the recommendations of the external auditor and management’s response, and following up any identified weaknesses.

     Compensation Committee: The Compensation Committee currently consists of Thomas Bugg, Harley Mintz, David Lifschultz, Lawrence Lifschultz and John O’Donnell. The responsibilities of the Compensation Committee are to review the adequacy and form of compensation of directors, senior management, and to supervise the administration of the employees’ stock option plan.

     Decisions Requiring the Prior Approval of the Board of Directors

     Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis. Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.

     D. Employees.

     At March 31, 2004, there were a total of 11 employees working for us. We have no labor unions and no temporary staff.

     E. Share ownership.

     There were 159,035,409 common shares issued and outstanding as of December 31, 2003 and 159,035,409 common shares issued and outstanding as of March 31, 2004. Information as to share and option information for directors, officers and key employees are discussed above in “Item 6. A Directors and Senior Management” and in “Item 6. B Compensation.”

     We have established a stock option plan with the objective of advancing our interests by encouraging and enabling the acquisition of a share interests by our directors, officers, employees and consultants, in accordance with the policies and rules of the applicable regulatory authorities. Information as to the details of our stock option plan are discussed in “Item 10.A Stock option plans”.

Item 7. Major Shareholders and Related Party Transactions

     A. Major shareholders.

     The following table sets forth information as of March 31, 2004, with respect to each person known to us to own more than 5% of our common shares. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2004, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 159,035,409 common shares issued and outstanding.

			Percentage of Share
	Identity of Person or	Number of Shares	Stock Beneficially
Class of Share	Group	Beneficially Owned	Owned
Common	David Lifschultz	33,769,414 *	21%

     * Includes the 2,028,219 common shares that Mr. David Lifschultz controls as a trustee and through a company which he owns.

     David Lifschultz has acquired his shareholdings during the past three years through companies under his control and personally by way of a series of purchases on the open market and private placement subscriptions made for the purpose of providing financial assistance to us so as to ensure we continue to meet our financial obligations.

     To the best of our knowledge, we are not directly owned or controlled by another corporation, by any foreign government or by any natural or legal person.

     B. Related party transactions.

     The following is a description of the related party transactions that have occurred during the preceding three financial years.

     In June, 2004, we entered into definitive shares-for-debt agreements with Messrs. Bugg and Lifschultz, both of whom are directors and senior officers, pursuant to which we propose to issue 1,940,000 common shares. We had previously acquired certain assets and services from third parties, which the officers had financed. The agreements represent amounts payable of approximately $194,000, being the cost paid by the officers.

     In May 2004, we entered into shares-for-debt agreements with certain officers and directors. See “Item 6 – Directors, Senior Management and Employees – Bonus Compensation” for more information.

     During the fiscal years ended December 31, 2003 and 2002 Geopetrol Resources Ltd., a company controlled by officer and director Thomas Bugg, provided technical and administrative services to us. No fees were charged for these services.

     In May 2003, we issued 640,800 common shares ranging from $0.10 to $0.13 per share to pay $78,456 of accounts payable. Of the shares issued, 192,307 were issued to Lourenco Technology Corp., a company controlled by Jose Lourenco, a former officer of us, and 74,208 were issued to Lifschultz Terminal Leasing, a company controlled by director David Lifschultz.

     In March 2003, we issued 1,553,790 common shares ranging from $0.10 to $0.18 per share to pay $281,460 of accounts payable. Of the shares issued, 313,860; 303,765; and 74,208 were issued to an employee, Paul Costinel; to Lourenco Technology Corp., a company controlled by Jose Lourenco, a former officer; and to Lifschultz Terminal Leasing, a company controlled by David Lifschultz, a director, respectively.

     In 2002 Geopetrol Resources Ltd, Environmental Technologies Inc, Geopetrol International Ltd and Western Tire Shredders Inc. advanced us $4,802 (2001 - $28,459; 2000 - $51,930). Thomas Bugg controls all three companies.

     In 2000 we paid $23,094,368 to Beau Canada by the issuance of 10,000,000 of our common shares and a 3% royalty on our future revenues. As a result, the $23,093,369 liability to Beau Canada was reflected as $2,000,000 of share capital and $21,093,369 of contributed surplus. Currently there is no affiliation between Beau Canada and us.

     In 2002, 2001 and 2000, Geopetrol Resources Ltd., a company controlled officer and director Thomas Bugg, provided technical and administrative services to us. No fees were charged for these services.

     In 2000 Beau Canada advanced $8,407,783 (1999 - $12,852,753) to fund activities, charged management fees of $321,000 (1999 - $642,000) and charged interest of $nil (1999 - $501,748).

     In May 2000 we sold a subsidiary to Beau Canada for cash consideration of $1,400,000. The transaction, measured at the exchange amount, approximates fair value.

     In August 2000 Beau Canada distributed 61,600,000 shares of us (Beau Canada’s entire holdings) to the shareholders of Beau Canada.

     There are no other related party transactions other than those described above.

     Transactions with Affiliates, Directors or Officers

     Our policy for transactions with affiliates is that they must be on terms no less favorable to us than could be obtained from unaffiliated third parties.

     In the case of transactions involving a director, any of our directors who, in any way, whether directly or indirectly, has an interest in a proposed contract or transaction with us, must disclose the nature and extent of his interest to our Board and abstain from voting on the approval of the proposed contract or transaction. If he or she fails to do so, he or she must account to us for any profit made as a consequence of entering into the contract or transaction, unless the contract was fair and reasonable to us at the time it was entered into, and after full disclosure of the nature and extent of his or her interest, it is approved by our shareholders by way of a resolution passed by a majority of not less than two-thirds of the votes cast at a duly convened shareholders’ meeting. In addition, any of our directors and officers who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his or her duties or interests as a director or officer, must disclose that fact and the nature and extent of the conflict. In the case of a director, the disclosure must be made at a Board meeting.

     In the case of transactions involving an officer, the disclosure must be made in writing to our President. Since our President is a director, his or her disclosure is required to be made at a Board meeting.

     C. Interests of experts and counsel.

     Not applicable.

Item 8. Financial Information

     A. Consolidated statements and other financial information.

     Please see “Item 17 Financial Statements” for a list of the financial statements filed as part of this registration statement.

     In the fiscal year 2003, we did not receive revenue from exports.

     We have neither declared nor paid dividends on any of our outstanding common shares, and does not intend to do so in the foreseeable future. We intend to retain any future earnings to finance the expansion of our business. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon our earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.

     B. Significant changes.

     There have been no significant changes following the close of the last financial year up to the date of this registration statement that are known to us, that require disclosure in this registration statement and for which disclosure was not made in this registration statement.

Item 9. The Offer and Listing

     A. Offer and listing details.

     We expect to apply to The Nasdaq Stock Market, Inc. to have our issued outstanding common shares without par value quoted for trading on the OTC Bulletin Board quotation service under the symbol “GNO.” The issued and outstanding common shares (159,035,409 shares as of March 31, 2004) are listed and posted for trading on TSX Venture Exchange under the trading symbol “GNO.” Our common shares are registered shares.

     The following is a summary of the trading history (in Canadian dollars) of our common shares of us on the TSX Venture Exchange for:

•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the high and low monthly market prices for the most recent six months.

	Price per share
Year	High	Low
Fiscal year ended December 31, 1999	$0.65	$0.12
Fiscal year ended December 31, 2000	$1.05	$0.04
Fiscal year ended December 31, 2001	$0.50	$0.06
Fiscal year ended December 31, 2002	$0.28	$0.06

Quarter	High	Low
Fiscal year ended December 31, 2001
First Quarter	$0.23	$0.08
Second Quarter	$0.50	$0.06
Third Quarter	$0.49	$0.22
Fourth Quarter	$0.37	$0.12
Year Ending December 31, 2002
First Quarter	$0.28	$0.17
Second Quarter	$0.21	$0.16
Third Quarter	$0.18	$0.06
Fourth Quarter	$0.15	$0.08
Year Ending December 31, 2003
First Quarter	$0.17	$0.09
Second Quarter	$0.25	$0.11
Third Quarter	$0.21	$0.14
Fourth Quarter	$0.18	$0.12

Most Recent Six Months	High	Low
September 2003	$0.21	$0.15
October 2003	$0.18	$0.14
November 2003	$0.16	$0.13
December 2003	$0.17	$0.12
January 2004	$0.19	$0.14
February 2004	$0.19	$0.16
March 2004	$0.17	$0.14
April 2004	$0.16	$0.12
May 2004	$0.16	$0.12
June 2004	$0.20	$0.10

     B. Plan of distribution.

     Not applicable.

     C. Markets.

     Our common shares are not listed for trading on an exchange or in other markets outside Canada. Following the effectiveness of this registration statement, we expect to list the common shares on the OTC Bulletin Board quotation service. We will ask, but have not yet received authorization to use the symbol GNO; there can be no assurance we will be able to use the symbol.

     D. Selling shareholders.

     Not applicable.

     E. Dilution.

     Not applicable.

     F. Expenses of the issue.

     Not applicable.

Item 10. Additional Information

     A. Share capital.

     As of March 31, 2004 we had 159,035,409 voting common shares without par value issued and outstanding.

     All of the issued and outstanding shares are fully paid and non-assessable.

     Our authorized capital consists of an unlimited number of common shares without par value. Only the holders of common shares are entitled to receive a notice of or attend and vote at any meetings of our shareholders.

Share Capital
for the years of 2002 and 2003 and
the three month period ending March 31, 2004

	3 month period ended
	March 31, 2004		2003		2002		2001
	Number of		Number of		Number of		Number of
	Common		Common		Common		Common
Issued	Shares	Amount $	Shares	Amount $	Shares	Amount $	Shares	Amount $
Balance (beginning of period)	159,035,409	13,167,509	141,948,050	10,791,613	103,454,585	5,246,806	91,340,368	18,916,908
Share issue expenses	—	(37,593)
Stock Options					499,998	50,000
Private placements			12,925,692	1,555,292	26,793,469	3,135,807	12,114,217	1,280,882
Issued to Beau Canada
In settlement of CE3 purchase
In settlement of accounts payable and accrued liabilities			2,911,667	470,604
In settlement of contractual dispute			1,250,000	350,000
Issued to pay trade creditors and settle disputes
Issued for rights and patents (note 6)					11,200,000	2,359,000

	3 month period ended
	March 31, 2004		2003		2002		2001
	Number of		Number of		Number of		Number of
	Common		Common		Common		Common
Issued	Shares	Amount $	Shares	Amount $	Shares	Amount $	Shares	Amount $
Reduction of stated capital							—	(14,950,984)
Balance (End of period)	159,035,409	13,129,916	159,035,409	13,167,509	141,948,050	10,791,613	103,454,585	5,246,806

     We do not hold any shares of our capital stock as Treasury stock.

     Warrants

     During 1999, we issued 12,000,000 share purchase warrants in connection with a private placement. Each share purchase warrant allows the holder to acquire one common share at an exercise price of $0.10 per share. Proceeds of $4,600,000 from the issuance of 23,000,000 shares and 11,500,000 warrants were used to retire debt. The warrants expired on February 12, 2004.

     In 2001, we saved a further 1,000,000 warrants as part of an agreement to satisfy certain debts. Each share purchase warrant allows the holder to purchase one common share with an exercise price of $0.50 per share. The warrants will expire February 13, 2006.

     To date, 237,500 share purchase warrants have been exercised. At December 31, 2003, there were 11,262,500 outstanding share purchase warrants, which expired February 12, 2004.

     We have also issued 3,192,846 warrants as part of a private placement which closed April 5, 2004. Each full warrant entitles its holder to purchase from us one Common Share at a price of $0.15 per share until April 5, 2006.

     No one has preferential subscription rights to the capital.

     Stock option plans

     We have established a stock option plan with the objective of advancing the interests of us by encouraging and enabling the acquisition of a share interests in us by our directors, officers, employees and consultants, in accordance with the policies and rules of the applicable regulatory authorities (the “Option Plan”). Pursuant to the Option Plan, the Board may, by resolution, grant to our directors, officers, employees and consultants options to purchase common shares (the “Options”). The exercise price at which Common Shares may be purchased pursuant to an Option Plan is established by the Board at the time such Option is granted, subject to the regulatory requirements of applicable regulatory authorities. The term and vesting conditions of each Option may be fixed by the Board when the Option is granted, but the term may not exceed 10 years from the date upon which the Option is granted. The maximum number of Common Shares that may be reserved for issuance pursuant to Options granted under the Plan is presently fixed at 32,000,000 and the maximum number of Common Shares that may be options to any one person at any one time is 5% of the total number of Common Shares issued and outstanding on the date of the grant. Both the number of Common Shares under option and the exercise price of Options may be adjusted upon the occurrence of any one of a number of specified dilutive or anti-dilutive events.

     As of March 31, 2004, a total of 32,000,000 common shares are available for granting under the plan. Any shareholder who is an insider or an associate of an insider is not permitted to vote on such resolution. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of the grant. As at March 31, 2004, 21,414,400 stock options had been granted.

     We have 21,414,400 options outstanding at March 31, 2004, of which approximately 1,780,000 options are held by employees and the remainder are held by the Directors and consultants.

     A summary of the status of our stock option plans is as follows:

	2004		2003		2002
	Number of	Weighted average	Number of	Weighted average		Weighted average
	options	exercise price	options	exercise price	Number of options	exercise price
Outstanding, beginning of year	14,910,400	0.12	9,320,002	$0.13	6,300,000	$0.14
Granted to employees, directors and officers	7,250,000	0.16	7,550,000	0.12	3,600,000	0.12
Granted to consultants	337,334	0.17	1,840,398	0.16	600,000	0.20
Cancelled	(1,083,334)	0.12	(3,800,000)	0.12	(680,000)	0.10
Exercised			—	—	(499,998)	0.10

Outstanding, end of year	21,414,400	0.13	14,910,400	$0.12	9,320,002	0.13

     A summary of our stock options which are outstanding and vested at March 31, 2004, is as follows:

	Range of	Number Outstanding
	Exercise Prices	At March 31, 2004	Expiry Dates
	$0.10 - $0.20	1,080,000	August 29, 2005
	$0.10	1,206,668	May 4, 2006
	$0.19	600,000	June 30, 2006
	$0.20	300,000	January 2, 2007
	$0.20	100,000	February 25, 2007
	$0.20	50,000	March 11, 2007
	$0.10	600,000	July 25, 2007
	$0.10	1,050,000	September 30, 2007
	$0.10	550,000	October 29, 2007
	$0.10	500,000	May 8, 2008
	$0.10	1,300,000	January 29, 2008
	$0.13 - $0.20	5,807,065	August 29, 2008
	$0.15	433,335	October 27, 2006
	$0.15	250,000	October 27, 2008
	$0.16	6,200,000	January 7, 2009
	$0.16	1,187,334	January 28, 2009
	$0.16	250,000	February 23, 2009
Total		21,414,400

     An additional 600,000 options were granted at an exercise price of $0.19 per share with an expiry date of June 30, 2006, as compensation for two Investor Relations contracts entered by us. 300,000 of these options vested upon the commencement of the contract and the remaining 300,000 will vest upon December 31, 2003.

     Shares issuances during the past three years

     No changes have been made to the classes of shares in the past three years. Changes relating to Stock Option Plans and Warrants are itemized previously in this section.

     B. Memorandum and articles of association.

     We resulted from the amalgamation under the Canada Business Corporations Act of Genoil Inc. and Continental Fashions Group Inc., a public company whose shares traded on the Alberta Stock Exchange. At the time of the merger CFG had no assets, no liabilities and did not carry on any business. We were incorporated in

April of 1996 under Certificate of Incorporation no. 324649-3. In June of 1996, we amended and altered our Memorandum and Articles of Association. This amendment was made to facilitate a reorganization of our share capital in accordance with the amalgamation referenced above.

     The Memorandum and Articles of Association are subject to all the provisions of the Canadian Business Corporations Act (the “CBCA”). The CBCA provides that a company incorporated under that Act has all the powers and capacities of a natural person. The CBCA further stipulates that a company must not carry on a business that our articles prohibit. Thus, we have the power and capacity of a natural person.

     The following brief description of provisions of the CBCA, our amended and restated articles of incorporation and by-laws do not purport to be complete and are subject in all respects to the provisions of the CBCA, our restated articles of incorporation and by-laws.

     Directors’ Conflicts of Interest

     Section 120 of the CBCA requires every director who is, in any way, directly or indirectly, interested in one of our proposed material contracts or transactions, to disclose the nature and extent of the director’s interest in writing or by requesting to have it entered in the minutes of the meeting of directors or of meetings of committees of directors:

     The CBCA further provides that a director or officer who is required to disclose an interest may not vote on any resolution to approve the contract or transaction unless the contract or transaction, (i) relates primarily to the director’s or officer’s remuneration as one of our directors, officers, employees or agents or that of an affiliate, (ii) is for indemnity or insurance for the director against liability incurred by the director or officer acting in his or her capacity as a director or officer, or (iii) is with an affiliate.

     Borrowing Powers

     Section 3.1 of the by-laws of us state that the board of directors has the borrowing powers provided by the law.

     Directors

     The number of directors shall be not less than one and not more than nine. The number of directors may be determined from time to time by an ordinary resolution of the shareholders passed at a duly convened general meeting. A director is not required to own any of our shares to be qualified to serve as a director. A director is not required to retire under any age-limit requirement.

     Upon the termination of each annual general meeting, all the directors are deemed to retire. The number of directors to be elected at any such meeting will be the number of directors then in office unless the directors or shareholders otherwise determine.

     If the shareholders remove any director before the expiration of his or her period of office and appoint another person in his or her place, that person so appointed shall hold office only during the remainder of the time that the director in whose place he or she is appointed would have held the office if he or she had not been removed. If the shareholders do not appoint another director to replace the removed director the vacancy may be filled by the directors.

     The directors, or any committee of directors, may take any action required or permitted to be taken by them and may exercise any of the authorities, powers and discretions for the time being vested in or exercisable by them by way of a resolution either passed at a meeting at which a quorum is present or consented to in writing under the applicable section of the CBCA.

     The directors may appoint a president, one or more vice-presidents, a secretary, a treasurer and other officers as determined by the board, including assistants to the board. The directors may specify the duties of and delegate powers to manage the business and affairs of us to these officers. We may also appoint a chairman of the board, who must also be a director, and assign the powers and duties assigned to the managing director or president, under the by-laws, or other powers and duties.

     Rights Attached to Shares

     The following is a description of the rights, preferences, and restrictions attached to each class of our shares:

     (a) Unlimited Common shares – Each Common share carries the right to one vote at any meeting of our shareholders. Dividends are payable on the Common shares in the discretion of the Board of Directors. In the event of the liquidation, dissolution or winding-up of us or any distribution of our assets for the purpose of winding up our affairs, the Common shares shall be entitled to receive our remaining property. The Common shares are not redeemable at our option or at the option of the holders. There are no sinking fund provisions respecting the Common shares. The holders of the Common shares are not liable for any further capital calls on such shares.

     Alteration of the Rights of Shareholders

     No rights, privileges or restrictions attached to our common shares may be altered except with the approval by resolution passed by the vote of the holders of not less than 75% of the votes in value of the voting shares then outstanding and of at least 75% in value of shares of a class or series of shares.

     There are no limitations in our charter on the rights of non-resident or foreign owners to hold Common Shares of us.

     Shareholders’ Meetings

     The CBCA requires the directors to call an annual general meeting of shareholders not later than fifteen months after the last annual general meeting and no later than six months after the end of our preceding financial year. The directors may, whenever they think fit, convene an special meeting.

     Notice of a meeting must specify the time and place of a meeting, and, in case of special business, the general nature of that business and the text of any resolution. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by any of the shareholders entitled to receive notice does not invalidate any proceedings at that meeting.

     All business that is transacted at a special meeting, an annual meeting of shareholders, with the exception of consideration of the financial statement, auditor’s report election of directors, re-appointment of the incumbent auditor is deemed to be special business.

     Our Articles stipulate that business shall be conducted at any general meeting if there is quorum present at the opening of the meeting notwithstanding that there ceases to be a quorum present throughout the meeting. A quorum is shareholders entitled to vote or proxyholders thereof representing more than 10% of our outstanding shares entitled to vote at the meeting.

     The Articles stipulate that the Chairman of the Board, or in his absence, our Managing Director, or in his absence our President shall preside as chairman of every general meeting.

     Unless the directors otherwise determine, the instrument appointing a proxyholder shall be deposited at a place specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time for holding the meeting at which the proxyholder proposes to vote.

     Notice of every general meeting should be sent to:

     (a) each director;

     (b) our auditor;

     (c) every shareholder entered in the securities registrar as the holder of a share or shares carrying the right to vote at such meetings on the record date or, if no record date was established by the directors, on the date of mailing such notice; and

     (d) every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a shareholder where the shareholder, but for his death or bankruptcy, would be entitled to vote.

     No other person is entitled to receive notice of general meetings.

     C. Material contracts.

     We have entered into no material contracts in the ordinary course of business for the two years preceding this registration statement.

     D. Exchange controls.

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See “Taxation.”

     E. Taxation.

     We have provided the following summary of the material Canadian federal and U.S. federal income tax considerations generally applicable in respect of the holding or disposing of common shares. This summary does not address all possible tax consequences relating to an investment in our common shares. There may be provincial, territorial, state and local taxes applicable to a potential shareholder, depending on the shareholder’s particular circumstances, which are not addressed in this summary. The tax consequences to any particular holder, including a U.S. Holder of common shares (defined below) will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which the holder is subject to taxation, the place where the holder is resident and generally, according to the holder’s particular circumstances.

     U.S. Holder of Common Shares

     References to a “U.S. Holder of common shares” in this section include individuals, corporations, trusts or estates who are holders of Common Shares and who:

•	for purposes of the Income Tax Act (Canada) (the “ITA”) and the Canada-United States Income Tax Convention (1980), as amended by the protocol signed on July 29, 1997, (the “Treaty”) are residents of the U.S. and have never been residents of Canada;

•	for purposes of the U.S. Internal Revenue Code of 1986 (the “Code”) are U.S. persons;

•	deal at arm’s length with us for purposes of the ITA;

•	will hold the common shares as capital property for purposes of the ITA;

•	will hold the common shares as capital assets for purposes of the Code;

•	do not and will not hold the common shares in carrying on a business in Canada;

•	will not perform independent personal services from a fixed base situated in Canada; and

•	are not or will not be subject to special provisions of Canadian or U.S. federal income tax law, including,

without limiting the generality of the foregoing, financial institutions, real estate investment trusts, shareholders that have a functional currency other than the U.S. dollar, shareholders that own shares through a partnership or other pass-through entity, shareholders that hold shares as part of a straddle, hedge or conversion transaction, tax-exempt organizations, qualified retirement plans, insurance companies, shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation and mutual fund companies.

     The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of our common shares is based on the following, as at the time of this statement:

•	the ITA and the Income Tax Regulations (Canada) (the “Regulations”);

•	published proposals to amend the ITA and the Regulations;

•	published administrative positions and practices of the Canada Customs and Revenue Agency (the “CCRA”);

•	the Code;

•	Treasury Regulations;

•	published Internal Revenue Service (“IRS”) rulings;

•	published administrative positions of the IRS;

•	published jurisprudence that is considered applicable; and

•	the Treaty.

     All of the foregoing are subject to material or adverse change, on a prospective or retroactive basis, at any time. The tax laws of the various provinces or territories of Canada and the tax laws of the various state and local jurisdictions of the U.S. are not considered in this summary.

     This summary is not exhaustive of all possible income tax consequences. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to any such holder or prospective holder with respect to the income tax consequences to any such holder or prospective holder is made. Accordingly, it is recommended that holders and prospective holders of our common shares consult their own tax advisors about the Canadian federal and provincial and U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

     Canadian Federal Income Tax Consequences

Disposition of Common Shares

     A U.S. Holder of common shares will not be subject to tax in Canada under the ITA on capital gains realized on the disposition of such Common Shares unless the shares are “taxable Canadian property.” Such common shares will be taxable Canadian property if, in general, at any time during the sixty month period immediately preceding the disposition, 25% or more of our issued shares of any class (or an option to acquire 25% or more of the issued shares of any class) were owned by such holder, or by such holder and persons with whom such holder did not deal at arm’s length. If our shares are taxable Canadian property to a U.S. Holder of common shares, 50% of any resulting capital gain realized on the disposition of such shares may be subject to tax in Canada. However, the Treaty provides that gains realized by a U.S. Holder of common shares on the disposition of shares of a Canadian corporation will be exempt from federal tax in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

Dividend Distributions on our Shares

     Dividends paid on our common shares held by a U.S. Holder of common shares will be subject to Canadian non-resident withholding tax. We are required to withhold taxes at source. Under the Treaty, a withholding rate of 5% is applicable to corporations resident in the United States and who are beneficial owners of at least 10% of the voting shares of us. Under the Treaty, a withholding rate of 15% is applicable in all other cases.

     United States Federal Income Tax Consequences

     The U.S. federal income tax consequences related to the disposition and ownership of common shares, subject to the Foreign Personal Holding Company Rules, Passive Foreign Investment Company and Controlled Foreign Corporation Rules contained in the Code, are generally as follows:

Disposition of Common Shares

     On a disposition of common shares, a U.S. Holder of common shares generally will recognize a gain or loss. The gain or loss will be equal to the difference between the amount realized on the sale and the U.S. Holder of common share’s adjusted tax basis in those shares. Any such gain or loss will be a long-term capital gain or loss if the shareholder has held the shares for more than one year. Otherwise the gain or loss will be a short-term capital gain or loss. However, a gain realized on the disposition of common shares may be treated as ordinary income if the company was a “collapsible corporation” within the meaning of the Code. The gain or loss will generally be a U.S. source gain or loss.

     A collapsible corporation is usually formed to give a short-term venture the appearance of a long-term investment in order to portray income as capital gain rather than profit. Such a corporation is typically formed for the sole purpose of purchasing property and usually dissolved before the property has generated substantial income. The Internal Revenue Service treats the income earned through a collapsible corporation as ordinary income rather than as capital gain.

Dividend Distributions on Shares

     Dividend distributions (including constructive dividends) paid by us will be required to be included in the income of a U.S. Holder of common shares to the extent of our current or accumulated earnings and profits (“E&P”) attributable to the distribution without reduction for any Canadian withholding tax withheld from such distributions. Even if such payment is in fact not converted to U.S. dollars, the amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date. To the extent distributions we pay on the common shares exceed our current or accumulated E&P, they will be treated first as a return of capital up to a shareholder’s adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

     Dividends paid on the common shares generally will not be eligible for the “dividends received” deduction provided to corporations receiving dividends from certain U.S. corporations. These dividends generally may be subject to backup withholding tax, unless a U.S. Holder of common shares furnishes us with a duly completed and signed Form W-9. The U.S. Holder of common shares will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against the U.S. Holder of common share’s U.S. federal income tax liability, provided the shareholder furnishes the required information to the IRS.

Foreign Tax Credit

     A U.S. Holder of common shares will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. Dividends paid by us generally will constitute foreign source dividend income and “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to shareholders. There are significant and complex limitations that apply to the credit.

Foreign Personal Holding Company Rules

     Special U.S. tax rules apply to a shareholder of a foreign personal holding company (“FPHC”). We would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

•	at least 60% of our gross income consists of “foreign personal holding company income”, which generally includes passive income such as dividends, interest, royalties, gains from shares and commodity transactions and rents; and

•	more than 50% of the total voting power of all classes of voting shares or the total value of outstanding shares is owned directly or indirectly by five or fewer individuals who are U.S. citizens or residents.

Passive Foreign Investment Company Rules

     Special U.S. tax rules apply to a shareholder of a Passive Foreign Investment Company (“PFIC”). We could be classified as a PFIC if, after the application of certain “look through” rules, for any taxable year, either:

•	75% or more of our gross income for the taxable year is “passive income,” which includes interest, dividends and certain rents and royalties; or

•	the average quarterly percentage, by fair market value of our assets that produce or are held for the production of “passive income” is 50% or more of the fair market value of all of our assets.

     To the extent we own at least 25% by value of the shares of another corporation, we are treated for purposes of the PFIC tests as owning our proportionate share of the assets of such corporation, and as receiving directly our proportionate share of the income of such corporation.

     Distributions which constitute “excess distributions” from a PFIC and dispositions of common shares of a PFIC are subject to the following special rules:

•	the excess distributions (generally any distributions received by a U.S. Holder of common shares on the shares in any taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder of Common Shares in the three preceding taxable years, or the U.S. Holder of common share’s holding period for the shares, if shorter) or gain would be allocated on a pro rata basis over a U.S. Holder of common share’s holding period for the shares;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be treated as ordinary income in the current taxable year; and

•	the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

     U.S. Holders of common shares who actually or constructively own shares in a PFIC may be eligible to make certain elections which require them to include income for the PFIC on an annual basis.

Controlled Foreign Corporation Rules

     Generally, if more than 50% of the voting power or total value of all classes of our shares are owned, directly or indirectly, by U.S. shareholders, who individually own 10% or more of the total combined voting power of all classes of our shares, we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of our

“Subpart F Income,” as defined in the Code. In addition, a gain from the sale or exchange of shares by a U.S. Holder of common shares who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be deemed ordinary dividend income to the extent that our E&P is attributable to the shares sold or exchanged.

     F. Dividends and paying agents.

     Although there are no dividend restrictions, we have neither declared nor paid dividends on any of our outstanding common shares, and does not intend to do so in the foreseeable future. We intend to retain any future earnings to finance the expansion of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon our earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.

     G. Statement by experts.

     Not applicable.

     H. Documents on display.

     Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

     We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to our principal executive offices at 101 – 6 Avenue S.W., Suite 650, Calgary, Alberta, Canada T2P 3P4.

     I. Subsidiary information.

     We have two subsidiaries, Hydrogen Solutions Inc. and Crystal Clear Solution Ltd., neither of which have material assets or operations.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We are not exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations at this time due to the fact we do not currently conduct business in the United States.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15.

     Not applicable.

Item 16. [Reserved]

     Not applicable.

PART III

Item 17. Financial Statements

     The Consolidated Financial Statements for years ended December 31, 2003 and 2002 are filed as part of this registration statement.

Item 18. Financial Statements

     The interim Financial Statements for three months ended March 31, 2004 and 2003 are filed as part of this registration statement.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of Genoil Inc. dated April 1, 1996

1.2	Articles of Amendment of Genoil Inc. dated June 27, 1996

1.3	By-law No. 1 of Genoil Inc. as amended dated October 25, 2001

4.1	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003 and March 30, 2004

4.2	Sample Marketing Agreement

5.1	List of patents held by Genoil Inc.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-FR and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GENOIL INC.
By:	/s/ Thomas F. Bugg
Thomas F. Bugg
President

Dated July 22, 2004

Consolidated Financial Statements of

GENOIL INC.

Auditors’ Report	F-2
Consolidated Balance Sheets as at March 31, 2004, December 31, 2003 and December 31, 2002	F-3
Consolidated Statements of Loss for the three month periods ended March 31, 2004 and 2003 and for each of the three years ended December 31, 2003	F-4
Consolidated Statements of Deficit for the three month periods ended March 31, 2004 and 2003 and for each of the three years ended December 31, 2003	F-5
Consolidated Statements of Cash Flows for the three month periods ended March 31, 2004 and 2003 and for each of the three years ended December 31, 2003	F-6
Notes to Consolidated Financial Statements	F-8

Auditors’ Report to the Directors

We have audited the consolidated balance sheets of Genoil Inc. as at December 31, 2003 and 2002 and the consolidated statements of loss, deficit and cash flows for each of the three years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the three years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) “KPMG LLP”

Chartered Accountants
Calgary, Canada
June 30, 2004

Comments by Auditor for United States Readers on Canada-United States Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in note 15 to the consolidated financial statements.

In the United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the Public Company Oversight Board (United States), our report to the directors dated June 30, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

(Signed) “KPMG LLP”

Chartered Accountants
Calgary, Canada
June 30, 2004

GENOIL INC.
Consolidated Balance Sheets

(All amounts in Canadian dollars)

		December 31
	March 31,
	2004	2003	2002
	(unaudited)	(restated)	(restated)
Assets:
Current assets
Cash	$521,234	$151,615	$1,098,336
Accounts receivable	—	2,675	23,795
GST receivable	64,159	17,356	60,980
Inventory	—	—	2,035

	585,393	171,646	1,185,146
Pilot upgrader (note 4)	2,719,366	2,675,349	2,754,603
Patents (note 5)	663,225	654,910	685,456
Technology rights (note 5)	4,985,466	5,061,001	5,562,084
Office equipment	55,844	50,478	52,518

	$9,009,294	$8,613,384	$10,239,807

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$713,512	$495,381	$748,605
Due to related parties	85,191	85,191	85,191
Note payable, secured (note 6)	2,830,867	—	—

	3,629,570	580,572	833,796
Note payable, secured (note 6)	—	2,768,741	2,647,133
Due to investors (note 8(e))	1,489,590	225,117	—
Shareholders’ equity:
Share capital (note 8)	13,129,916	13,167,509	10,791,613
Contributed surplus (note 9)	2,463,043	1,724,010	108,574
Deficit	(11,702,825)	(9,852,565)	(4,141,309)

	3,890,134	5,038,954	6,758,878
Going concern (note 1)
Subsequent events (note 16)

	$9,009,294	$8,613,384	$10,239,807

See accompanying notes to consolidated financial statements.

(Signed) “Harley Mintz”	(Signed) “David Lifschultz”

Director	Director

GENOIL INC.
Consolidated Statements of Loss

(All amounts in Canadian dollars)

	Three months ended
	March 31.		Years ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)			(audited)
		(restated)	(restated)	(restated)
Revenue:
Pilot upgrader	$—	$5,560	$5,560	$30,100	$1,124,343
Interest	—	—	4,077	—	—

	—	5,560	9,637	30,100	1,124,343
Expenses:
Pilot upgrader	457,810	215,321	1,092,774	712,393	2,382,586
Administration	425,239	400,884	1,568,332	1,304,294	368,170
Options issued (note 8)	470,057	164,219	1,055,436	108,574	—
Interest on note payable	62,787	49,380	225,491	206,708	238,436
Warrant issued (note 8)	268,976	—	560,000	—	—
Dispute settlement (note 8)	—	—	350,000	—	—
Depreciation and amortization	165,391	174,547	868,860	753,708	660,379

	1,850,260	1,004,351	5,720,893	3,085,677	3,649,571
Other income (note 10)	—	—	—	—	400,000

Loss for the period	$(1,850,260)	$(998,791)	$(5,711,256)	$(3,055,577)	$(2,125,228)

Loss per share:
Basic and diluted	$(0.01)	$(0.01)	$(0.04)	$(0.03)	$(0.02)

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Deficit

(All amounts in Canadian dollars)

	Three months ended
	March 31,		Years ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)			(audited)
		(restated)	(restated)	(restated)
Deficit, beginning of period (as previously reported)	$(8,940,354)	$(4,062,884)	$(4,062,884)	$(1,085,732)	$(35,005,857)
Adjustment for retroactive adoption of stock-based compensation (note 3)	(912,214)	(78,425)	(78,425)	—	—

Restated deficit, beginning of period	(9,852,565)	(4,141,309)	(4,141,309)	(1,085,732)	(35,005,857)
Loss for the period	(1,850,260)	(998,791)	(5,711,256)	(3,055,577)	(2,125,228)
Reduction of deficit (note 8(f))	—	—		—	36,045,353

Deficit, end of period	$(11,702,825)	$(5,140,100)	$(9,852,565)	$(4,141,309)	$(1,085,732)

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Cash Flows

(All amounts in Canadian dollars)

	Three months ended
	March 31,		Years ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)			(audited)
		(restated)	(restated)	(restated)
Cash provided by (used in):
Operations:
Loss for the year	$(1,850,260)	$(998,791)	$(5,711,256)	$(3,055,577)	$(2,125,228)
Non-cash items:
Depreciation and amortization	165,391	174,547	868,860	753,708	660,379
Interest charges on note payable	62,126	51,750	225,491	206,708	140,425
Warrant issued	268,976	—	560,000	—	—
Options issued	470,057	164,219	1,055,436	108,574	—
Dispute settlement	—	—	350,000	—	—
Changes in non-cash working capital	174,004	(34,360)	180,273	(50,382)	346,972

Cash (used in) operations	(709,706)	(642,635)	(2,471,196)	(2,036,969)	(977,452)
Financing:
Share issue costs	(37,593)	—	(90,360)	—	—
Issuance of common shares	—	—	1,645,654	3,185,807	1,280,882
Issuance of note payable	—	—	—	—	2,300,000
Due to investors	1,264,473	—	225,117	—	—

	1,226,880	—	1,780,411	3,185,807	3,580,882
Investments:
Net additions to:
Pilot upgrader	(114,500)	(129,439)	(206,532)	(63,896)	(819,851)
Patents	(25,000)	(25,000)	(40,000)	(13,800)	(18,692)
Technology rights	—	—	—	—	(2,000,000)
Office equipment	(8,055)	(2,500)	(9,404)	(8,990)	(61,703)
Changes in non-cash working capital	—	—	—	(18,237)	344,968

	(147,555)	(156,939)	(255,936)	(104,923)	(2,555,278)

Increase (decrease) in cash	369,619	(799,574)	(946,721)	1,043,915	48,152
Cash, beginning of period	151,615	1,098,336	1,098,336	54,421	6,269

Cash, end of period	$521,234	$298,762	$151,615	$1,098,336	$54,421

Cash payments for:
Interest	$661	$—	$103,883	$24,708	$73,303

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Cash Flows (Continued)

(All amounts in Canadian dollars)

	Three months ended
	March 31,			Years ended December 31,
	2004		2003	2003	2002	2001
	(unaudited)				(audited)
			(restated)	(restated)	(restated)
Non-cash items not included above:
Issuance of common shares for patents and technology rights	$		$	$—	$2,359,000	$—
Issuance of common shares in settlement of debts		$—	$182,372	$470,604	$—	$—

See accompanying notes to consolidated financial statements.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and
2003 is unaudited)
(All amounts in Canadian dollars)

General:

Genoil Inc. (the “Corporation”) is incorporated under the Canada Business Corporations Act and is a technology development company in the oil and gas industry.

1.	Going concern:

To date the Corporation has not achieved commercial operations from its various patents and technology rights and continues to incur losses. At March 31, 2004 the Company has a working capital deficiency of $3,044,177, including a note payable due in January 2005. The future of the Corporation is dependent upon its ability to maintain the continued financial support of the note holder (see note 6), and obtain additional financing to fund the development of commercial operations. These consolidated financial statements are prepared on the basis that the Corporation will continue to operate throughout the next fiscal period to March 31, 2005 as a going concern. A failure to continue as a going concern would then require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

2.	Significant accounting policies:

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which, in the case of the Corporation, differ in certain respects from those in the United States. These differences are described in note 15, Differences between accounting principles generally accepted in Canada and the United States.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

(a)	Basis of presentation:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the results of the Corporation and its wholly owned subsidiaries.

Since a determination of certain assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

(b)	Inventory:

Inventories of material are recorded at the lower of cost and net realizable value.

(c)	Upgrader and office equipment:

The pilot upgrader and office equipment are recorded at cost. Renewals and betterments are capitalized. Repairs and maintenance costs are charged to operations as incurred. Depreciation is provided using the following methods and annual rates:

Pilot upgrader	10% declining balance
Office equipment and furniture	20% straight line

(d)	Patents and technology rights:

Patents are recorded at cost and are amortized over ten years on a declining basis. Pending patent costs are not amortized until the patents are registered.

Technology rights are recorded at cost. Amortization is provided on a straight-line basis over the estimated useful life.

The Corporation periodically reviews the valuation and amortization of the patents and technology rights, taking into consideration any events and circumstances which might have impaired the value. The Corporation assesses impairment by determining whether the unamortized balance can be recovered from estimates of expected undiscounted cash flows related to patent and technology rights use.

(e)	Foreign currency translation:

Accounts of foreign operations, which are considered financially and operationally integrated, are translated to Canadian dollars using average rates for the year for revenue and expenses, except depreciation and amortization which are translated at the rate of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in earnings. Assets and liabilities of foreign operations have not been translated due to the immateriality of these operations.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

(f)	Stock-based compensation:

The Corporation has a stock option plan as described in note 8.

The Corporation records compensation expense for stock options granted after January 1, 2002 to employees, officers and directors using the fair value method. Compensation costs are recognized over the vesting period. The Corporation does not recognize compensation expense for options granted to employees, officers and directors prior to January 1, 2002. The Corporation uses the fair value method of accounting for all other stock-based payments. Fair values are determined using the Black-Scholes option-pricing model.

(g)	Income taxes:

The Corporation follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted or subsequently enacted tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(h)	Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the reporting period. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the reporting period. The weighted average number of shares outstanding is then adjusted by the net change.

3.	Change in accounting policy:

On January 1, 2004 the Corporation retroactively adopted a new accounting policy for compensation relating to stock options granted to employees, officers and directors. Prior to 2004 the Corporation had not recognized compensation expense for options granted to employees, officers and directors.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

The increase (decrease) in the comparative figures as a result of this change in policy is summarized as follows:

	December 31,
Consolidated Balance Sheets	2003	2002
Contributed surplus	$912,214	$78,425

Deficit	$912,214	$78,425

	Three months
	ended	Years ended December 31,
	March 31,
Consolidated Statements of Loss	2003	2003	2002
Expenses — options issued	$425,625	$833,789	$78,425

Loss for the period	$425,625	$833,789	$78,425

Loss per share	$—	$0.01	$—

4.	Pilot upgrader:

The pilot upgrader costs are net of accumulated depreciation of $945,083 at March 31, 2004 (December 31, 2003 - $874,600; December 31, 2002 - $588,813).

During 2004, 2003 and 2002 the pilot upgrader was essentially idle. Recovery of the upgrader and related patents and technology rights costs remain uncertain. Recovery of these costs depends on the development of commercial applications of the upgrader patents and technology rights and ultimately attaining profitable operations.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

5.	Patents and technology rights:

The patents and technology rights costs are net of accumulated amortization of $217,976 at March 31, 2004 (December 31, 2003 — $201,291; December 31, 2002 — $130,745) and $1,252,971 (December 31, 2003 — $1,177,436; December 31, 2202 — $676,353), respectively.

The patents include fluid gas integration, crude oil and bitumen treatment, oil-water separation and production of hydrogen from water. These patents expire from 2019 to 2021.

The Corporation has the worldwide rights, except for Europe, for oil-water separation technology. The term of these rights ranges from 5 to 10 years, depending on the country.

Recovery of the patents and technology rights costs remain uncertain. Recovery of these costs depends on the development of commercial applications of its patents and technology rights and ultimately attaining profitable operations.

6.	Note payable:

	March 31,	December 31,
	2004	2003	2002
	(unaudited)
Principal	$2,300,000	$2,300,000	$2,300,000
Accrued interest	530,867	468,741	347,133

	$2,830,867	$2,768,741	$2,647,133

The funds to finance the acquisition of substantially all of the patent and technology rights relating to the pilot upgrader and certain patent and technology rights were borrowed from a major oil and gas producer. The loan is secured by all the assets of the Corporation, has quarterly interest payments at 9% per annum and was repayable on or before December 31, 2003.

On June 4, 2003 the note holder agreed to extend the due date to January 12, 2005 on the principal and interest due at March 31, 2003 aggregating $2,698,883. The principal and interest due on December 31, 2003 and 2002 has been classified as a long-term liability. The principal and interest due on March 31, 2004 has been classified as a current liability.

Reference is made to note 8(e).

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

7.	Business combinations:

In January 2002 the Corporation acquired 100% of the outstanding shares of Hydrogen Solutions Inc., a private company holding rights for certain applications to a process for the production of hydrogen from water. The purchase price was $2,205,000, being 10,500,000 common shares at $0.21 per share. In addition, the Corporation granted the seller a 32.5% royalty on the future net operating income relating to hydrogen production. The value of the common shares was determined based on the market price of the common shares on the date of the agreement and announcement of the terms of the acquisition. Concurrent with the acquisition, the Corporation was assigned a hydrogen production license existing for EHG Technology LLC, which is the exclusive rights to a process for generating hydrogen from water.

In March 2002 the Corporation acquired 100% of the outstanding common shares of Crystal Clear Solutions Inc., a private company owned by an employee holding patents in oil-water separator and a pilot separator facility. The purchase price was $154,000, being 700,000 common shares of the Corporation issued at $0.22 per share. The value of the common shares was determined based on the market price of the common shares on the date of the agreement and announcement of the terms of the acquisition.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

8.	Share capital and per share amounts:

(a)	Authorized:

An unlimited number of common shares without par value

(b)	Issued:

Changes in the share capital are as follows:

	Number of
	Shares	Amount
Balance, December 31, 2000	91,340,368	$18,916,908
Private placements	12,114,217	1,280,882
Reduction of stated capital	—	(14,950,984)

Balance, December 31, 2001	103,454,585	5,246,806
Stock options	499,998	50,000
Private placements*	26,793,467	3,135,807
Issued for rights and patents (note 7)	11,200,000	2,359,000

Balance, December 31, 2002	141,948,050	10,791,613
Private placement**	12,925,692	1,555,292
In settlement of accounts payable and accrued liabilities***	2,911,667	470,604
In settlement of contractual dispute****	1,250,000	350,000

Balance, December 31, 2003	159,035,409	13,167,509
Share issue cost	—	(37,593)

Balance, March 31, 2004	159,035,409	$13,129,916

*	Includes 15,306,556 shares for $1,868,724 cash consideration to officers and directors and a company controlled by officers and directors.

**	Includes 313,860, 303,765 and 233,966 issued to an employee, a company controlled by an officer and a company controlled by a director, respectively.

***	Includes 1,986,862 shares for $198,686 cash consideration to officers and directors and a company controlled by officers and directors.

****	The Corporation issued 1,250,000 common shares at an agreed upon price of $0.28 per share to resolve a contractual dispute.

The legal capital of the Corporation exceeds the stated capital by $15,200,000.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

(c)	Stock-option plan:

The Corporation has a stock option plan for employees, officers, directors and consultants. The term and vesting conditions of each option may be fixed by the board when the option is granted, but the term cannot exceed 10 years from the date upon which the option is granted. The maximum number of common shares that may be reserved for issuance pursuant to options granted under the plan is fixed at 32,000,000 and the maximum number of common shares that may be optioned to any one person at any one time is 5% of the total number of common shares issued and outstanding on the date of the grant.

Changes in the stock options outstanding for each of the two years ended December 31, 2003 and 2002 and the three-month period ended March 31, 2004 are as follows:

	March 31,		December 31,
	2004		2003		2002
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price
Outstanding, beginning of period	14,910,400	$0.12	9,320,002	$0.13	6,300,000	$0.14
Granted to employees, officers and directors	7,250,000	0.16	7,550,000	0.12	3,600,000	0.12
Granted to consultants	337,334	0.17	1,840,398	0.16	600,000	0.20
Cancelled/expired	(1,083,334)	0.12	(3,800,000)	0.12	(680,000)	0.10
Exercised	—		—	—	(499,998)	0.10

Outstanding, end of period	21,414,400	$0.13	14,910,400	$0.12	9,320,002	$0.13

The options granted may be exercised over five years from the date of granting and expire from time to time to January 2009. The options granted to consultants vested immediately. The weighted average remaining contractual life of the options at March 31, 2004 is 3.8 years.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

The estimated fair value of options granted and the expense recognized during each of the three month periods ended March 31, 2004 and 2003 and the years ended December 31, 2003 and 2002 is as follows:

	Three months ended
	March 31,		Year ended December 31,
	2004	2003	2003	2002
Fair value of grant:
To consultants	$44,432	$38,950	$221,647	$30,149

To employees, officers and directors	$885,000	$100,000	$890,000	$376,000

Expense:
To consultants	$44,432	$38,950	$221,647	$30,149
To employees, officers and directors	425,625	125,269	833,789	78,425

	$470,057	$164,219	$1,055,436	$108,574

The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: zero dividend yield; expected volatility of 100%; risk-free interest rate of 3%; and, expected life of five years.

(d)	Other options and warrants:

In consideration for refinancing a note payable (note 6), the Corporation granted the lender the right to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006. Using the Black-Scholes option-pricing model, the estimated fair value of these rights was $1,564,000. As this amount is being recognized as a financing cost over the term of the loan, an expense of $268,976 and $560,000 has been included in the 2004 and 2003 loss, respectively with a corresponding increase in contributed surplus.

At December 31, 2001 the acquirer of the former parent and others held warrants entitling them to purchase 11,737,500 and 11,262,500 shares, respectively at $0.40 per share. During 2001 the warrants were re-priced to $0.10 per share and the expiry date was extended from November 30, 2001 to November 30, 2002. On November 30, 2002, 11,737,500 warrants expired and the term of 11,262,500 warrants was extended to February 12, 2004. The fair value of the extension of the term of 11,262,500 warrants was estimated to be $480,000 using the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free interest rate of 3%; and, expected life of one year.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

(e)	Due to investors

In 2003 the Corporation announced its intention to privately place up to 6,000,000 shares at $0.10 per share. In 2004 the Corporation announced its intention to increase the placement of 10,000,000 units at $0.14 per share. Each unit will consist of one common share and three-tenths of a non-transferable share purchase warrant. Each full warrant will entitle the holder to purchase an additional common share at the exercise price of $0.15 for a period of two years. To March 31, 2004 the Corporation was advanced $1,489,590 for the subscription of shares (December 31, 2004 - $225,117).

(f)	Reductions in stated capital:

In 1998 the shareholders approved a $17,700,083 reduction in stated capital. As a result, the deficit and share capital were reduced by this amount.

In 2001 the shareholders approved a reduction in stated capital. As a result, the deficit was reduced by $36,045,353 and contributed surplus and share capital were reduced by $21,094,369 and $14,950,984, respectively.

(g)	Per share amounts:

Per share amounts have been calculated based on the weighted average number of shares outstanding. The weighted average shares outstanding for the three-month period ended March 31, 2004 was 159,035,409 (three month period ended March 31, 2003 — 142,090,293; year ended December 31, 2003 — 146,129,260; year ended December 31, 2002 — 117,468,807; year ended December 31, 2001 — 98,824,480).

In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the three-month period ended March 31, 2004 (three month period ended March 31, 2003 — nil; year ended December 31, 2003; year ended December 31, 2002 — nil; December 31, 2001 nil) as they are anti-dilutive.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

9.	Contributed surplus:

Changes in contributed surplus are as follows:

	March 31,	December 31,
	2004	2003	2002
Balance, beginning of period	$1,724,010	$108,574	$—
Stock options issued to consultants	44,432	221,647	30,149
Stock options issued to employees, officers and directors	425,625	833,789	78,425
Warrant granted to lender	268,976	560,000	—

Balance, end of period	$2,463,043	$1,724,010	$108,574

10.	Due from St. Genevieve:

In 1997 the Corporation pledged $6.4 million as security against a line of credit in favor of a wholly owned subsidiary of St. Genevieve Resources Ltd. The bank guarantee was drawn upon and the funds pledged in support of the guarantee were withdrawn. In December 1997 the Court appointed a receiver of St. Genevieve and the Corporation agreed to accept a payment of $5,600,000 from St. Genevieve as full settlement of the balance due. Due to the uncertainty of collection, an impairment allowance for the entire amount was taken.

In 2001 the Corporation realized $400,000 as full settlement of the note by the sale of shares and notes that were held as security for the payment of the note.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

11.	Income taxes:

Income taxes differ from the expected rate for the following reasons:

	Three months ended
	March 31,		Years ended December 31,
	2004	2003	2003	2002	2001
Expected tax recovery at 35.62%	$(659,063)	$(357,750)	$(1,737,353)	$(1,060,462)	$(757,006)
Non-deductible expenses	263,200	44,600	403,200	10,730	—
Benefit of current period’s losses not recognized	395,863	313,150	1,334,153	1,049,732	757,006

	$—	$—	$—	—	$—

The components of the net future tax assets are as follows:

	March 31,	December 31,
	2004	2003	2002
Losses and tax credits	$7,261,000	$6,602,000	$5,267,000
Capital and other amounts asset	525,000	525,000	525,000
Other	10,000	10,000	10,000

	7,796,000	7,137,000	5,802,000
Capital and other amounts liability	(3,153,000)	(3,006,000)	(2,803,000)
Valuation allowance	(4,643,000)	(4,131,000)	(2,999,000)

	$—	$—	$—

The Corporation has accumulated Canadian tax pools available for future deductions of $6.0 million at March 31, 2004 ($5.9 million — December 31, 2003; December 31, 2002 — $5.7 million) and Canadian non-capital losses for income tax purposes amounting to $17.9 million at March 31, 2004 ($17.3 million — December 31, 2003; December 31, 2002 — $14.8 million). The non-capital losses expire from time to time to 2010. The Corporation has not recorded the benefit on the tax losses.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

12.	Commitments:

The minimum rentals payable under long-term office leases, exclusive of certain operating costs, for which the Corporation is responsible, are as follows:

2004	$139,601
2005	88,255
2006	75,323

$303,179

The Corporation has agreed to pay the acquirer of the former parent a 3% royalty on all existing technology revenue streams. The royalty may be extinguished by paying the royalty holder $117,000,000 prior to May 30, 2004.

13.	Related party transactions:

A company controlled by an officer and director provided technical and administrative services to the Corporation. No fees were charged for these services.

In 2002 companies controlled by a director and officer and an employee advanced the Corporation $4,802 (2001 — $28,459).

Reference is made to note 8.

14.	Financial instruments:

The Corporation is exposed to foreign currency fluctuations as certain of its obligations are U.S. dollar denominated. At March 31, 2004, December 31, 2003 and December 31, 2002 there were no contracts in place to manage this exposure.

Fair value estimates are made as of a specific point in time, using specific available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision. For accounts receivable, accounts payable and accrued liabilities and due to related parties the carrying amounts approximate the fair value due to the short maturity of these instruments. It has been determined that the fair value of the note payable approximates the carrying value as the note holder agreed to extend the due date with no change in the interest rate.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and
2003 is unaudited)
(All amounts in Canadian dollars)

15.	Differences between accounting principles generally accepted in Canada and the United States:

The consolidated financial statements are prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP. The impact of these differences on the financial statements is summarized below:

	Three month period ended
	March 31,		Years ended December 31,
	2004	2003	2003	2002	2001
Consolidated Statements of Loss
Loss — Canadian GAAP	$(1,850,260)	$(998,791)	$(5,711,256)	$(3,055,577)	$(2,125,228)
Adjustments:
Consulting costs (a)	—	—	—	(11,248)	(23,731)
Financing costs (b)	—	(123,765)	(480,000)	(10,858)	(349,432)
Value of services (c)	(3,774)	(3,774)	(15,096)	(15,096)	(9,972)

LOSS — U.S. GAAP	$(1,854,034)	$(1,126,330)	$(6,206,352)	$(3,092,779)	$(2,508,363)

Loss per share — basic and diluted	$(0.01)	$(0.01)	$(0.04)	$(0.03)	$(0.03)

	Three month period ended
	March 31,		Years ended December 31,
	2004	2003	2003	2002	2001
Consolidated Statements of Cash Flow
Operations — Canadian and U.S. GAAP	$(709,706)	$(642,635)	$(2,471,196)	$(2,036,969)	$(977,452)

Financing — Canadian and U.S. GAAP	$1,226,880	$—	$1,780,411	$3,185,807	$3,580,882

Investments — Canadian and U.S. GAAP	$(147,555)	$(156,939)	$(255,936)	$(104,923)	$(2,555,278)

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and
2003 is unaudited)
(All amounts in Canadian dollars)

     Consolidated Balance Sheets

	March 31, 2004			December 31, 2003			December 31, 2002
	Canadian	Reconciling	US	Canadian	Reconciling	U.S.	Canadian	Reconciling	U.S.
	GAAP	items	GAAP	GAAP	Items	GAAP	GAAP	Items	GAAP
Assets:
Current assets	$585,393	$—	$585,393	$171,646	$—	$171,646	$1,185,146	$—	$1,185,146
Pilot upgrader	2,719,366	—	2,719,366	2,675,349	—	2,675,349	2,754,603	—	2,754,603
Patents	663,225	—	663,225	654,910	—	654,910	685,456	—	685,456
Technology rights	4,985,466	—	4,985,466	5,061,001	—	5,061,001	5,562,084	—	5,562,084
Office equipment	55,844	—	55,844	50,478	—	50,478	52,518	—	52,518

	$9,009,294	$—	$9,009,294	$8,613,384	$—	$8,613,384	$10,239,807	$—	$10,239,807

Liabilities and Shareholders’ Equity:
Current liabilities	$3,629,570	$—	$3,629,570	$580,572	$—	$580,572	$833,796	$—	$833,796
Note payable	—	—	—	2,768,741	—	2,768,741	2,647,133	—	2,647,133
Due to investors	1,489,590	—	1,489,590	225,117	—	225,117	—	—	—
Shareholders’ equity:
Share capital	13,129,916	32,651,067	45,780,983	13,167,509	32,651,067	45,818,576	10,791,613	32,651,067	43,442,680
Contributed surplus	2,463,043	22,037,307	24,500,350	1,724,010	22,033,533	23,757,543	108,574	21,538,437	21,647,011
Deficit	(11,702,825)	(54,688,374)	(66,391,199)	(9,852,565)	(54,684,600)	(64,537,165)	(4,141,309)	(54,189,504)	(58,330,813)

	3,890,134	—	3,890,134	5,038,954	—	5,038,954	6,758,878	—	6,758,878

	$9,009,294	$—	$9,009,294	$8,613,384	$—	$8,613,384	$10,239,807	$—	$10,239,807

     Description of Significant Differences:

(a)	Commencing in 2002, the Corporation recognized an expense for stock options issued to consultants. In prior years, a cost was not recorded for options granted to consultants.

(b)	Warrants to purchase shares were re-priced from $0.40 to $0.10 in 2001. This re-pricing results in a financing cost being recorded under U.S. GAAP.

In 2002 the expiry date of warrants to purchase shares was extended to February 2004. This extension also results in a cost being recorded under U.S. GAAP.

(c)	A company controlled by an officer and director providing administrative services was not paid a fee for the services and certain officers were not paid salaries. Under U.S. GAAP, the value of these services is recognized as an expense with a corresponding addition to contributed surplus. The Company estimated the value of these services to be equal to the fair value of stock options granted to these officers. The fair value of the stock options granted was estimated using the Black-Scholes option-pricing model.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and
2003 is unaudited)
(All amounts in Canadian dollars)

(d)	In 1998, the shareholders approved a $17,700,083 reduction in stated capital. As a result, the deficit and share capital were reduced by this amount. In 2001 the shareholders approved a reduction in stated capital. As a result, the deficit was reduced by $36,045,353 and contributed surplus and share capital were reduced by $21,094,369 and $14,950,984, respectively. The $17,700,083 and $36,045,353 elimination of deficits would not be permitted under U.S. GAAP.

Additional U.S. GAAP Disclosures:

Stock Option Plan

FAS 123, “Accounting for Stock-Based Compensation”, establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transaction in which an entity issues its equity instruments to acquire goods or services from non-employees. As permitted by FAS 123, the Corporation has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in Accounting Principles Board Opinion 25. Since all options were granted with exercise prices equal to the market price when the options were granted, no compensation expense has not been charged to the statement of loss at the time of the grants for options granted prior to January 1, 2002. Had compensation cost for the Corporation’s stock options been determined based on the fair market value at the grant dates of the awards, and amortized on a straight-line basis, consistent with methodology prescribed by FAS 123, the Corporation’s loss and loss per share for the three-month periods ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 would have been the pro forma amounts indicated below:

	LOSS — US GAAP		Loss per Share - basic and diluted
	AS Reported	Pro-Forma	As reported	Pro-Forma
March 31, 2004	(1,854,034)	(1,894,194)	(0.01)	(0.01)
March 31, 2003	(1,131,890)	(1,172,050)	(0.01)	(0.01)
December 31, 2003	$(6,206,352)	$(6,321,628)	(0.04)	(0.04)
December 31, 2002	(3,092,779)	(3,208,055)	(0.03)	(0.03)
December 31, 2001	(2,508,363)	(2,584,796)	(0.03)	(0.03)

The fair values of all common share options granted were estimated on the date of grant using the Black-Scholes option-pricing model.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

Impairment or Disposal of Long-term Assets

In August 2001 the FASB issued FAS 144 “Accounting for the Impairment or Disposal of Long-term Assets”, which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 supersedes but retains the basic principles of FASB Statement No. 121 for the impairment of assets to be held and used. A two-step process is used to determine the impairment of the Corporation’s long-term assets, other than assets covered by the full cost accounting policy, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying value exceeds its fair value. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent.

A long-lived asset that meets the conditions as held for sale is measured at the lower of its carrying amount or fair value less costs to sell. Such assets are not amortized while they are classified as held for sale. The results of operations of a component of an entity that has been disposed of, or is classified as held for sale, is reported in discontinued operations in certain circumstances.

This standard was adopted prospectively on January 1, 2002. It did not result in any differences between Canadian and U.S. GAAP in 2002 for the Corporation.

Accounting for Guarantees

In November 2002 the FASB issued Financial Interpretation 45 “Accounting for Guarantees” (“FIN 45”) that will require the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events. The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003. For guarantees that existed as at December 31, 2002, FIN 45 requires additional disclosures, which have been included in these financial statements to the extent applicable.

Accounting for Variable Interest Entities

In January 2003 the FASB issued Financial Interpretation 46 “Accounting for Variable Interest Entities” (“FIN 46”) that will require the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as “variable interests”). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity’s assets or liabilities. The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity. The application of FIN 46 will not result in the consolidation of any additional entities for the Corporation.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Information as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003 is unaudited)
(All amounts in Canadian dollars)

Future Removal and Site Restoration

In June 2001 the FASB issued Statement No. 143 “Accounting for Asset Retirement Obligations” (“FAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses for U.S. GAAP purposes. The adoption of FAS 143 did not result in a difference between Canadian and U.S. GAAP for the Corporation.

16.	Subsequent events:

In April 2004 the Corporation issued 10,642,820 units at $0.14 per unit. Each unit consisted of one common share and three-tenths of one non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of two years. Directors of the Corporation purchased 947,967 units and a company controlled by a director and officer of the Corporation purchased 455,625 units.

In April 2004, 200,000 stock options were granted to a consultant of the Corporation for services performed during 2004.

In April 2004, 2,655,505 stock options were granted to employees and consultants of the Corporation.

In May 2004 the Corporation acquired certain technology rights for $184,000. Two directors of the Corporation funded the purchase. Following the closing, subject to regulatory approval, the Corporation agreed to issue 1,940,000 shares to the directors as full payment for the amount of the technology rights.

In May 2004 the Corporation announced it would issue, subject to regulatory approval, 10,823,768 common shares at a price of $0.11 per share to creditors, including directors and officers. The issuance of 10,090,906 shares to directors and officers is for the payment of prior years services.

EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Genoil Inc. dated April 1, 1996
1.2	Articles of Amendment of Genoil Inc. dated June 27, 1996
1.3	By-law No. 1 of Genoil Inc. as amended dated October 25, 2001
4.1	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003
5.1	List of patents held by Genoil Inc.